Right thinking.

Forward thinking.

Fresh thinking.

Spartan Stores, Inc. Annual Report

spartan stores, inc.

03026300

PROCESSED
JUL 09 2003
THOMSON FINANCIAL

P.E. 3-29-03
JUL 3 .. 2003

Based in Grand Rapids, Michigan, Spartan Stores, Inc. (NASDAQ: SPTN) supplies more than 40,000 private-label and national brand products to more than 330 independent grocery stores and owns and operates 55 supermarkets and 21 deep-discount drug stores in Michigan and Ohio, including: Ashcraft's Markets, Family Fare Supermarkets, Glen's Markets, Great Day Food Centers, Madison Family Market, Prevo's Family Markets and The Pharm.

Contents

1 Financial Highlights

[illegible] Letter to Shareholders

[illegible] Jim Meyer Retires as President and Chief Executive Officer

[illegible]

[illegible]

22 Selected Financial Data

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Spartan Stores, Inc. and subsidiaries
(In thousands except per share data and ratio)

	Fiscal Year 2003	Fiscal Year 2002	Fiscal Year 2001
Net sales*	$ 2,148,067	$ 2,270,019	$ 2,360,912
Gross margin	373,717	404,685	380,115
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(52,074)	18,976	23,898
Net (loss) earnings**	(122,332)	9,847	23,442
Basic (loss) earnings per share	(6.15)	0.50	1.35
Shareholders' equity	109,632	231,492	218,413
Total assets	556,306	760,591	801,543
Long-term debt, including current maturities	220,411	321,161	345,983
Working capital	88,507	115,631	82,199
Long-term debt to equity	1.68	1.28	1.41
Shares outstanding	19,999	19,766	19,262

Net Sales*
Dollars in billions



Long-Term Debt
Including current maturities
Dollars in millions



Gross Margin
Dollars in millions



Working Capital
Dollars in millions



* Fiscal 2003 and 2002 consisted of 52 weeks. Fiscal 2001 consisted of 53 weeks.

** Fiscal 2003, 2002 and 2001 include pre-tax asset impairments and exit costs of $47,711, $1,030 and $1,098, respectively. Fiscal 2003 also includes a cumulative effect of a change in accounting principle of $35,377.

To Our Shareholders:

Although fiscal 2003 began with great promise and high expectations, it was particularly disappointing because our financial and operational performance fell below expectations. Our below-par performance was attributable to a combination of industry, economic and operational factors. The weak economy and competitive market conditions certainly influenced the results, but we also contributed by being unable to mount an effective, cohesive and consistent retail strategy to take advantage of the available market and internal improvement opportunities.

Despite this performance, I believe we have an outstanding collection of assets that can be used to build Spartan Stores into a premier regional grocery distributor and retail operator. For example, our grocery distribution assets include strong customer and supplier relationships, a stellar reputation for service quality and a state-of-the-art information technology system. From a retail perspective, our stores are in good physical condition and offer customers convenient neighborhood locations as an attractive alternative to the big-box retailers. We have also invested more than $9 million upgrading our retail information technology systems over the past two years. Most importantly, our associates are dedicated and passionate about the grocery business. I firmly believe these assets provide a strong framework and the right ingredients for us to achieve success.

Notwithstanding our less-than-desired results, we are making meaningful progress narrowing our focus on the core grocery operations. During fiscal 2003, we continued a multi-year effort to divest non-strategic and under-performing assets, which led to the sale of additional non-core property in our real estate subsidiary and the closing of 28 under-performing retail stores. In early fiscal 2004, we sold a substantial portion of our convenience store distribution operation and expect to divest our remaining Toledo, Ohio area Food Town retail grocery stores. These actions have allowed us to direct resources to our most promising value creation opportunities, while improving our focus on the core grocery operations.

PRIORITIES

As the newly appointed President and Chief Executive Officer, my immediate priority has been to resolve the operational challenges that led to our performance shortfalls. Since March, I have met with our board and executive management team, distribution customers and suppliers, and retail store managers. From these meetings, I have realized that significant opportunities exist to improve our performance by making basic changes to our retailing approach and by responding to our distribution customers' most pressing needs. Therefore, we have firmly established these key management priorities:

- Focus the organization on distribution and retail sales growth
- Align operating cost structure with industry standards
- Strengthen financial position by rationalizing under-performing assets
- Restore retail operations to profitability by installing category management as a way of life throughout the entire organization

DISTRIBUTION AND RETAIL SALES GROWTH

Sales growth in our distribution and retail business can be achieved by pushing our organization to be more sales oriented. An initial step towards that goal began by meeting with









Fresh Thinking

"I believe we have an outstanding collection of assets that can be used to build Spartan Stores into a premier regional grocery distributor and retail operator."

Forward Thinking

our existing, former and prospective distribution customers. These meetings have been enlightening and provided us with a much better understanding of how we can improve their service needs. As such, we are progressing toward a new dimension of listening to their needs and responding with tangible service solutions that will help them become more competitive retail operators. Furthermore, additional sales growth can be achieved by making a fundamental shift in our distribution sales philosophy to emphasize incremental gains rather than our past all-or-nothing approach. We strongly believe that significant opportunities exist to add new customers and to make incremental gains with our existing customers and many are well within reach.

Restoring consistent sales growth in our distribution business is only one dimension of our business objective;



"The many operational and strategic changes already underway combined with tenacity, a more structured business approach, and disciplined execution will help us achieve success."



restoring sustainable retail sales is also urgently important. Sales growth in this segment can be achieved by also establishing a stronger retail sales culture and by imposing more structured and coordinated marketing programs. We began moving in this direction by separating our marketing and merchandising functions into two groups: one for retail and one for distribution. This allows us to exercise better market segmentation and to capitalize on the distinct needs of each customer group.

We continued this push by appointing a veteran grocery industry executive, Dennis Eidson, as Executive Vice President Marketing and Merchandising. He brings exceptional talent and market-specific insight to a business discipline that is particularly critical for retail success. In this position, Dennis will provide a focal point for evaluating and coordinating company-wide marketing and merchandising programs. The position will also help strengthen program performance by ensuring more effective and efficient use of available resources. Collectively, these changes are just the beginning of a process to fundamentally change our company's sales approach in order to achieve a more consistent pattern of sales growth.

LOWER OPERATING COSTS

Even though we are more aggressively pursuing sales growth, we must not achieve it by sacrificing profitability. Therefore, we are simultaneously working to lower our operating cost structure. We are pleased to have recently steadily improved our cost structure, but continue to operate with a structure that is unacceptably higher than industry standards. Accordingly, we will continue to lower costs by appropriately reducing overheads and by implementing more stringent budgetary controls. Stricter controls and accountability will help ensure a more efficient allocation of resources by restricting spending to only those projects that meet our financial objectives and produce positive results. Our goal is to create a more cost conscious company culture, where capital is allocated to the programs and facilities that have the best profit and investment return potential.

STRENGTHEN BALANCE SHEET

Strengthening our financial position is also a top priority. During fiscal 2003, we reduced total outstanding debt by $100.8 million, or 31 percent, through the sale of non-core real estate holdings and underperforming assets, and by improving working capital managment. Looking ahead, we will continue to lower our working capital needs and rationalize under-performing assets, while using incremental cash flow gains to further reduce outstanding borrowings.

RESTORE RETAIL PROFITABILITY

Returning our retail operations to profitability is certainly our most pressing near-term objective. In order to achieve this, we must make basic and fundamental changes to our retail operations and strategy. Our first steps have been to install more sophisticated and detailed performance measuring, reporting, and feedback mechanisms. Part of this process required making our very capable information technology system more user-friendly in order to fully utilize its potential. We are also devoting increased resources to gather



"...basic category management changes will drive more store traffic and lift sales volumes across multiple product categories."

and interpret relative market performance data. For example, we are making much better use of extremely important and critical syndicated market reports. These reports are widely used by the premier retail operators to gauge and benchmark their relative retail performance. The reports are helping us formulate a comprehensive and cohesive retail strategy that will capitalize on our unique market demographics and more general consumer product trends. Our entire management team, from executive level through store level, is analyzing these performance reports with greater frequency, understanding, and enthusiasm. Moreover, this basic operational change is providing the needed feedback that allows our managers to more rapidly identify performance strengths and deficiencies by market and product category. These reports have also significantly increased our ability to spot retail sales growth opportunities because they act as a barometer for consumer product preferences. We are just beginning to use all of our information resources more effectively to manage the basics of retailing and it is already leading to better merchandising decisions that will quickly move our retail operations toward profitability. Establishing better measurement systems alone, however, will not improve our retail performance. Another very important element for success in grocery retailing is the ability to effectively execute category management. From my perspective, our organization has been deficient in the very basics of this retailing discipline. Consequently, we are substantially changing our category management approach in order to create a stronger bridge to the consumer. Our most striking and initial change has been the use of consumer purchases, rather than supplier rebates, as the primary driver of our merchandising decisions. This renewed consumer orientation is reshaping our retail marketing and merchandising strategy and will serve as the backbone to connect our buying, category management, marketing and operations decisions. As these changes become operational, our product mix will become consumer centric and customers will notice improved product pricing, promotions and assortments. These new merchandising practices will be grounded in sound market research as we use the intelligence to identify and establish store-level "destination categories" that attract customers. Our advertising, a critical element of the category management function, will become more effective as we set stringent performance objectives and focus on promoting the right products in each category. We believe these basic category management changes will drive more store traffic and lift sales volumes across multiple product categories.

Changes to our category management function will be among our company's most profound and financially beneficial moves. We fully expect the improved practices to have an immediate and sustainable effect on our sales and profit growth. The benefits of better category

Right Thinking



management will also extend to our distribution customers as they will have the opportunity to leverage our market research to improve their own retail product mix, pricing and promotion programs. Developing this retail discipline into a way of life for our entire organization is a cultural challenge that will take hold gradually over time, but we will be relentless in that pursuit.

SUMMARY

In summary, I believe that Spartan Stores has a bright future because of our outstanding collection of assets and tremendous, readily-available performance improvement opportunities. Seizing these opportunities will undoubtedly make Spartan Stores a much more formidable grocery industry competitor. The many operational and strategic changes already underway combined with tenacity, a more structured business approach, and disciplined execution will help us achieve success. I expect the coming year to be marked by additional changes as we move swiftly to restore retail profitability, while building on the positive momentum evident in our grocery distribution operation. We look forward to a year of steady progress and will be eager to share our results with you throughout the year.

We sincerely appreciate the continued support and patience of our customers, associates, suppliers, and shareholders as we progress through this transitional period.

Craig C. Sturken
President and Chief Executive Officer

Jim Meyer Retires as President and Chief Executive Officer

Jim Meyer, currently Chairman of the Board of Directors of Spartan Stores, announced his retirement as President and Chief Executive Officer in October 2002, after an illustrious career spanning 30 years. After joining Spartan Stores in 1973 as director of retail accounting, Jim progressed through the company ranks to President and Chief Executive Officer in 1997 and Chairman in 2000. As an executive leader for more than 13 years, he has helped guide the company through some of the most profound changes in its 86-year history. His vision and insight were instrumental in steering Spartan Stores back into the retail grocery industry after a seven year absence. The company's strategic move into retailing significantly broadened and diversified its growth opportunities, and positions it to benefit from a consolidating grocery industry environment. Since re-entering the retail grocery industry with its first eight-store purchase in January 1999, the company's retail operations have grown rapidly and now represent approximately 40 percent of the company's consolidated net sales.

One of the most significant events during Jim's tenure as Chairman, President and CEO was the transformation of Spartan Stores from a privately held grocery distributor into a publicly traded retail grocery and distribution company in August 2000. As part of this transformation, he played a key role in recruiting a talented and impressive board of directors from some of the nation's leading retailers and other industry-leading public companies. Adding a retail and public company dimension challenged Spartan to depart from less efficient legacy business practices in order to improve operational efficiencies and optimize profitability.

As the company leader, Jim has made the often difficult, but necessary, decisions required to improve the company's profitability and competitive position. Managerial structure changes, overhead cost reductions, and the divesting of under-performing retail stores are among the most recent operational changes that will help to improve Spartan's profitability and competitive market position. In addition, the company has significantly narrowed its focus to the core retail grocery and distribution businesses. Spartan Stores operated five business segments, including retail, grocery distribution, insurance, real estate, and the nation's sixth largest convenience store distribution operation the day it became public. The company has since divested its insurance, real estate, and convenience distribution operations, allowing the management team to better channel its efforts and resources into the company's strongest retail and grocery distribution growth opportunities.

Today, Spartan Stores is the country's ninth largest grocery wholesale operator and the dominate grocery distributor in Michigan, serving more than 330 independent grocery store operators. The Company also enjoys a state-of-the-art information technology system across its entire retail store and distribution network, and an outstanding service reputation in the grocery distribution industry.

We believe present day Spartan Stores has a solid platform for growth and a bright future that includes opportunities to expand its legacy distribution business and a retail growth dimension born out of Jim's vision of Spartan's future. It stands as a tribute to the profound contributions made by him over the years and we are grateful for his leadership, insight, and dedication. We wish him all the best in his retirement years ahead.

"...Spartan Stores has a solid platform for growth and a bright future that includes opportunities to expand its legacy distribution business and a retail growth dimension born out of Jim's vision of Spartan's future"

COMPANY PROFILE

Spartan Stores is a leading regional grocery distributor that also operates 76 retail stores in Michigan and Ohio. The Company is the largest grocery distributor in the state of Michigan and ranks as the ninth largest distributor in the United States. Spartan's retail stores hold strong market share positions in their primary grocery markets of western and northern Michigan. For fiscal 2003, the distribution operations generated 59 percent of the Company's consolidated net sales with the retail operations accounting for the remaining 41 percent.



2 distribution centers and 12 cash and carry locations.



55 retail stores in Michigan.



21 deep discount drug stores in Michigan and Ohio.

GROCERY DISTRIBUTION

Spartan Stores distributes approximately 40,000 national brand and 1,800 private label grocery products, as well as general merchandise items to more than 400 grocery stores, which includes 330 independently-owned grocery stores and its 76 company-owned stores.

The Company distributes products to its Michigan customers from two distribution centers located in Grand Rapids and Plymouth, Michigan. The distribution facilities consist of approximately 1.6 million square feet of storage space. The Grocery Distribution segment generated net sales of approximately $1.3 billion in fiscal 2003.

Spartan Stores' cash and carry operations, United Wholesale, serves the needs of retailers and institutions from 12 locations in Michigan and Ohio.





RETAIL STORES

The Company operates 55 stores in Michigan under the banners Ashcraft's Markets, Family Fare Supermarkets, Glen's Markets, Great Day Food Centers, Madison Family Market and Prevo's Family Markets. The stores average approximately 38,000 square feet and have a "neighborhood market" focus that emphasizes personal service and market specific products to distinguish them from super centers and limited assortment stores. The Company's marketing approach stresses its convenient store locations, demographically targeted products, quality perishables, strong customer service, value pricing, and community involvement. The Retail segment, which includes The Pharm deep discount drug stores, generated net sales of $880.5 million for fiscal 2003. The stores have a strong market share position in each of their primary markets.













THE PHARM DEEP DISCOUNT DRUG STORES

The 21 Pharm stores offer a unique combination of a full-service pharmacy, general merchandise and basic food offerings in stores that average approximately 29,000 square feet. These stores operate under a deep-discount format in contrast to traditional supermarket or drug stores. This distinct format has a more limited product selection, but emphasizes everyday low prices on quality merchandise. The Pharm stores' products and services include high-quality pharmacy services, a large selection of discounted health and beauty aids, cosmetics and expanded grocery items. The grocery section features refrigerated and frozen foods, snacks and a limited range of fresh foods such as packaged meats, produce and dairy items.



Financial Review

Overview

Spartan Stores is a leading regional grocery retailer and grocery distributor, operating principally in Michigan and Ohio. Spartan Stores was originally formed as a food distribution cooperative in 1917 but converted to a for-profit business corporation in 1973. We historically focused on the distribution of groceries and related merchandise to independently owned stores. However, since January 1999, we have completed several acquisitions of grocery store chains. We currently operate two business segments: Retail and Grocery Distribution.

Our Retail segment operates 55 retail grocery stores in Michigan under the banners *Family Fare Supermarkets, Glen's Markets, Great Day Food Centers, Prevo's Family Markets, Ashcraft's Markets and Madison Family Market* and 21 deep discount drug stores in Ohio and Michigan under the banner *The Pharm.* Our retail grocery stores average approximately 38,000 square feet and have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores. Our deep discount drug stores average approximately 29,000 square feet and offer a unique combination of full-service pharmacy, general merchandise products and basic food offerings.

Our Grocery Distribution segment provides approximately 40,000 products and 1,800 private label grocery and general merchandise items to approximately 400 stores, including 330 independently owned grocery stores and 76 company-owned stores. We provide many value-added services to our grocery distribution customers, including advertising, merchandising and other administrative services. We also operate 12 cash and carry outlets in Michigan and Ohio that serve approximately 2,800 convenience and smaller grocery stores.

Our results of operations from period to period can be significantly impacted by fluctuations in the level of net sales between our business segments. Our Retail segment generally produces significantly higher gross margins as a percent of net sales than our Grocery Distribution segment. However, our Retail segment also generally incurs significantly higher selling, general and administrative ("SG&A") expenses as a percent of sales.

Results of Operations

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales:

	Year Ended		
	March 29, 2003	March 30, 2002	March 31, 2001
Net sales	100.0%	100.0%	100.0%
Gross margin	17.4	17.8	16.1
Less:			
Selling, general and administrative expenses	16.8	16.3	14.3
Provision for asset impairments and exit costs	2.2	0.0	0.0
Interest expense	0.8	0.8	0.9
Interest income	(0.0)	(0.1)	(0.1)
Other gains, net	(0.0)	(0.0)	(0.0)
Subtotal	19.8	17.0	15.1
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(2.4)	0.8	1.0
Income taxes	(0.8)	0.3	0.4
(Loss) earnings from continuing operations	(1.6)	0.5	0.6
(Loss) earnings from discontinued operations, net of taxes	(2.5)	(0.1)	0.4
Cumulative effect of a change in accounting principle	(1.6)	-	-
Net (loss) earnings	(5.7)%	0.4%	1.0%

Results of Continuing Operations for the Fiscal Year Ended March 29, 2003 Compared to the Fiscal Year Ended March 30, 2002

Net Sales

Net sales decreased $121.9 million, or 5.4%, from $2,270.0 million in fiscal 2002 to $2,148.1 million in fiscal 2003.

We estimate that fiscal 2002 sales were higher than fiscal 2003 sales by approximately $7.5 million due to the early

Easter holiday in fiscal 2002. Fiscal 2003 did not include an Easter holiday. Excluding the estimated effect of the early Easter holiday during fiscal 2002, net sales decreased 5.1%, from $2,224.8 million to $2,110.4 million.

Net sales in our Retail segment decreased $51.5 million, or 5.5%, from $932.0 million to $880.5 million. Same-store sales decreases of 9.5% were driven by increased competitive conditions, a shift in the Easter holiday from the fourth quarter of fiscal 2002 to the first quarter of fiscal 2004, representing a 1.3% decline, and the weak economic environment in Michigan.

On March 3, 2003, Craig C. Sturken was appointed our President and Chief Executive Officer. Mr. Sturken has more than forty years of retail experience including ten years as Chief Executive Officer of the Great Atlantic & Pacific Tea Company's Atlantic and Midwest regions. Additionally, we hired an Executive Vice President of Merchandising and Marketing and replaced our Vice President of Merchandising and Director of Pharm Merchandising for our retail operations. The new management brings strong leadership and experience in retail merchandising and marketing that we believe will improve our category management efforts and sales trends. Preliminary trends in the first quarter of fiscal 2004 have been very positive.

Net sales in our Grocery Distribution segment, after intercompany eliminations, declined $70.4 million, or 5.3%, from $1,338.0 million to $1,267.6 million. The decrease resulted from the weak Michigan economy, the ineffectiveness of our previous promotional program canceled in October 2002, increased competitive conditions affecting our distribution customers and the loss of a customer in the second quarter of fiscal 2002 which generated sales of $25.7 million in fiscal 2002. The shift in the Easter holiday, noted above, also accounted for a 0.3% decline.

The declining sales trend was much improved during the third and fourth quarters of fiscal 2003 as a result of the elimination of our previous promotional program and the implementation of new programs. To continue the improvement during the last two quarters of fiscal 2003, we reinstated a program of strong value on every product category and everyday low costs on certain categories that allows our customers to better compete in today's economic environment.

Gross Margin

Gross margin decreased by $31.0 million, or 7.7%, from $404.7 million to $373.7 million. As a percent of net sales, gross margin decreased from 17.8% to 17.4%. The decrease was primarily the result of more aggressive promotional activities in our Retail segment to respond to the increasingly competitive market conditions and to protect market share. While we expect the difficult economic and competitive environment to continue, our new merchandising group is implementing programs that we believe will improve our gross margin percentage in fiscal 2004.

Selling, General and Administrative Expenses

SG&A expenses decreased $8.8 million, or 2.4%, from $369.6 million to $360.8 million, and were 16.8% of net sales compared to 16.3% last year. SG&A expenses decreased primarily as a result of improved labor productivity. Also contributing to the decrease in SG&A expenses was the elimination of goodwill amortization expense. In fiscal 2002, goodwill amortization expense was $3.3 million. Offsetting these decreases were SG&A expenses of $6.2 million related to the addition of three new retail stores in fiscal 2003 and severance of $0.9 million associated with staffing reductions made in fiscal 2003.

In the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004, we took steps to further reduce our corporate staff by approximately 11%. This reduction is expected to reduce overhead costs by up to $8.0 million annually. For fiscal 2004, we have also suspended the accrual of service and transition credits to our cash balance pension plan, covering qualifying non-union associates. Interest credits will continue to accrue. The suspension of these credits will reduce cash funding of the plan in the range of $3.0 to $4.0 million in fiscal 2004. We will continue to assess the competitiveness of our benefit programs to improve our cost structure while allowing us to maintain a high quality workforce.

Asset Impairments and Exit Costs

In fiscal 2003, asset impairments and exit costs consist of goodwill impairments of $43.2 million, other long-lived asset impairment of $1.6 million and exit costs of $2.9 million. Based on unfavorable operating results in the third quarter of fiscal 2003, the earnings forecast was revised and a valuation

of the Retail segment was conducted. Fair value was determined based on the discounted cash flows and comparable market values for the segment. As a result of the impairment analysis, a loss was recorded to reduce the carrying value of goodwill at the Retail segment to its implied fair value. The other long-lived asset impairments and exit costs relate to the closure of an administrative office for our Retail segment. In fiscal 2002, asset impairments and exit costs consisted primarily of exit costs related to the closure of underperforming stores.

Interest Expense

Interest expense from continuing operations increased $0.1 million, or 0.8%, from $18.0 million to $18.1 million, and was 0.8% of net sales in each year. Total average borrowings decreased to $270.8 million from $333.6 million as a result of debt repayments.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the interest on debt that will be required or was required to be repaid as a result of disposal transactions. Interest expense of $7.8 million and $8.6 million was allocated to, and is included in, loss on discontinued operations in the Consolidated Statements of Operations for fiscal 2003 and fiscal 2002, respectively. Allocated interest expense decreased in fiscal 2003 due to the effect of debt paydowns as a result of the disposal of certain discontinued operations, partially offset by an increase in the interest rate.

The increase in interest expense from continuing operations was primarily due to a $1.2 million fee incurred for a covenant compliance waiver and a $0.7 million charge made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," which required us to recognize a portion of our interest rate swap exposure as interest expense. This expense had previously been included in accumulated other comprehensive income (loss) ("AOCI") in the shareholders' equity section of the consolidated balance sheets. These increases were partially offset by lower average borrowings.

The weighted average interest rate (including the effect of interest rate swap agreements) increased to 9.59% for fiscal 2003 from 8.02% for fiscal 2002.

Interest Income

Interest income decreased $0.9 million, or 56.0%, from $1.6 million in fiscal 2002 to $0.7 million in fiscal 2003, and was equal to 0.0% and 0.1% of net sales in the respective fiscal years. The fiscal 2002 balance includes $0.4 million in interest related to federal income tax refunds for prior years' filings. Interest income has been adversely impacted by lower interest rates in fiscal 2003.

Other Gains, Net

Other gains, net decreased by $1.3 million, or 89.6%, from $1.4 million in fiscal 2002 to $0.1 million in fiscal 2003. During fiscal 2002, Other gains, net consisted primarily of $1.4 million in sales of stock in a supplier and a service provider.

Income Taxes

Our effective tax rate increased from 32.8% for fiscal 2002 to 34.7% for fiscal 2003. During the second quarter of fiscal 2002, we reached a settlement with the Internal Revenue Service regarding certain deductions taken in prior years. The resulting refund reduced income tax expense by $0.7 million, resulting in a lower effective tax rate in fiscal 2002.

Results of Continuing Operations for the Fiscal Year Ended March 30, 2002 Compared to the Fiscal Year Ended March 31, 2001

Net Sales

Net sales decreased $90.9 million, or 3.8%, from $2,360.9 million in fiscal 2001 to $2,270.0 million in fiscal 2002.

Fiscal 2002 consisted of 52 weeks compared with 53 weeks in fiscal 2001. We estimate that this factor, net of increased Easter holiday sales, caused fiscal 2002 sales to be lower than fiscal 2001 sales by approximately $56.9 million. Excluding the estimated effect of an early Easter holiday during fiscal 2002 and the 53rd week of sales in fiscal 2001, net sales would have decreased 1.5%, from $2,259.0 million to $2,225.0 million.

Net sales in our Retail segment increased $159.2 million, or 20.6%, from $772.8 million to $932.0 million. The increase reflects additional sales of $156.4 million by The Pharm stores acquired in the merger with Seaway Food Town, Inc. ("Food Town") in the second quarter of fiscal 2001 and our acquisition of Prevo's Family Markets, Inc. ("Prevo's") in the fourth quarter of fiscal 2001. Excluding the 53rd week of sales in the prior year and the early Easter holiday in fiscal 2002, we estimate that sales would have increased $172.2 million, or 23.2%. Excluding the 53rd week of sales in fiscal 2001 and the early Easter holiday in fiscal 2002, we estimate that same-store sales increased 1.3%.

Net sales in our Grocery Distribution segment, after inter-company eliminations, declined $250.1 million, or 15.7%, from $1,588.1 million to $1,338.0 million. The decrease primarily resulted from our acquisition of a Grocery Distribution segment customer during fiscal 2001 (requiring the reclassification of $62.3 million of sales to that customer from our Grocery Distribution segment to our Retail segment), the loss of a customer in both the second quarter of fiscal 2002 and the third quarter of fiscal 2001 totaling $114.6 million in sales for the comparable periods, a 53rd week of sales in fiscal 2001 which favorably affected sales in that year by an estimated $22.1 million, and declines in sales of grocery and general merchandise products due to current unfavorable Michigan economic conditions and continued competitive market conditions. Partially offsetting the decrease were increases in sales of perishables of $12.1 million and an estimated increase in sales of $4.3 million as a result of the early Easter holiday in fiscal 2002.

Gross Margin

Gross margin increased by $24.6 million, or 6.5%, from $380.1 million to $404.7 million. As a percent of net sales, gross margin increased from 16.1% to 17.8%. The increase was primarily the result of the increase in retail grocery sales as a percent of consolidated net sales, from 32.7% in fiscal 2001 to 41.1% in fiscal 2002. This increase was partially offset by competitive pricing pressures. Additionally, we believe that declining economic conditions, layoff announcements and uncertain employment conditions in our region caused many grocery customers to purchase lower margin food products.

Selling, General and Administrative Expenses

SG&A expenses increased $31.9 million, or 9.5%, from $337.7 million to $369.6 million, and were 16.3% of net sales compared to 14.3% in fiscal 2001. The increase was primarily due to the increased sales of our Retail segment, which generates a higher SG&A expense percent than our Grocery Distribution segment, and lower sales volumes, which resulted in less leveraging of existing infrastructure.

Asset Impairments and Exit Costs

In fiscal 2002, asset impairments and exit costs of $1.0 million consisted primarily of exit costs related to the closure of underperforming stores. In fiscal 2001, an impairment loss of $1.1 million was incurred on technology equipment.

Interest Expense

Interest expense from continuing operations decreased $1.5 million, or 7.7%, from $19.5 million to $18.0 million, and was 0.8% of net sales for fiscal 2002 compared to 0.9% for fiscal 2001. Total average borrowings increased to $333.6 million from $318.0 million for the prior year as a result of the Food Town and Prevo's acquisitions and borrowings on the revolving credit component of our senior secured credit facility, partially offset by debt repayments of $42.2 million.

In accordance with EITF Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the interest on debt that will be required or was required to be repaid as a result of disposal transactions. Interest expense of $8.6 million and $10.0 million was allocated to, and is included in, (loss) earnings on discontinued operations in the Consolidated Statements of Operations for fiscal 2002 and fiscal 2001, respectively.

Interest expense from continuing operations and allocated interest expense from discontinued operations decreased primarily as a result of lower interest rates.

The weighted average interest rate (including the effect of the interest rate swap agreements) decreased to 8.02% at March 30, 2002 from 9.83% at March 31, 2001.

Interest Income

Interest income was unchanged as a percentage of sales compared to fiscal 2001. In the second quarter of fiscal 2002, we received $0.4 million in interest related to federal income tax refunds for prior years' filings. Interest income was adversely impacted by lower interest rates in fiscal 2002.

Other Gains, Net

Other gains, net increased by $1.0 million from $0.3 million in fiscal 2001 to $1.3 million in fiscal 2002. During fiscal 2002, Other gains, net consisted primarily of $1.4 million in sales of stock in a supplier and a service provider. During fiscal 2001, Other gains, net resulted primarily from sales of stock of $0.2 million.

Income Taxes

Our effective tax rate decreased from 38.4% for fiscal 2001 to 32.8% for fiscal 2002. During the second quarter of fiscal 2002, we reached a settlement with the Internal Revenue Service regarding certain deductions taken in prior years. The resulting refund reduced income tax expense by $0.7 million in fiscal 2002.

Discontinued Operations

Retail Operations

On March 6, 2003, we announced the closing of 13 of our Food Town retail stores principally located in Toledo, Ohio and outlying areas with the remaining 26 Food Town stores to be sold or closed. Furthermore, during the first three quarters of fiscal 2003, 15 retail stores were closed. As a result of these actions, the results of operations of the Food Town stores and other stores closed during fiscal 2003 have been classified as discontinued operations in the consolidated financial statements. Discontinued retail operations include asset impairments and exit costs of $53.5 million in fiscal 2003, respectively. See Note 4 to the consolidated financial statements.

In the first quarter of fiscal 2004, definitive sales agreements were entered into for 20 of the 26 remaining Food Town stores. Completion of the sales for the 20 stores is contingent upon the satisfaction of contractual requirements and conditions. Management expects that proceeds from the transactions will be approximately $25 to $30 million and will be used to reduce outstanding borrowings. We expect to complete the sales of these stores in the first and second quarters of fiscal 2004.

We expect an improvement in operating profit and cash flow from operations upon completion of these store sales and closings. Management believes that the store sales and closings will allow us to better focus our efforts and capital on key strategic markets where we have the strongest growth and value creation opportunities.

Grocery Distribution Operations

We consolidated our Toledo, Ohio distribution operations into our Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the Food Town stores, the operations related to these facilities have been classified as discontinued operations in the consolidated financial statements because the operations and cash flows of these facilities have been substantially eliminated from ongoing operations. We will continue to distribute to our Pharm stores in Ohio from our distribution facilities in Michigan. Discontinued grocery distribution operations include asset impairments and exit costs of $9.7 million in fiscal 2003.

Convenience Distribution Operations

During the fourth quarter of 2003, we began to actively market two of our subsidiaries in our Convenience Distribution segment. On June 9, 2003 we completed the sale of substantially all the assets of L&L/Jiroch Distributing Company ("L&L/Jiroch") and J.F. Walker Company ("J.F. Walker") to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities. The operations of these subsidiaries have been classified as discontinued operations in the consolidated financial statements.

Real Estate Operations

In 2003, we completed the sale of 11 properties for net proceeds of $52.2 million in cash and recorded pre-tax gains of $18.6 million. These assets represented substantially all of the remaining assets and operations of our Real Estate segment; accordingly, we have reported the results of operations of the discontinued components of the Real Estate segment and the net gain on disposal as discontinued operations.

Insurance Operations

During the fourth quarter of fiscal 2001, we sold the insurance agency component of our Insurance segment and approved a plan to discontinue the remaining operations of our Insurance segment. Accordingly, results of operations of our Insurance segment and the estimated net loss on disposal were recorded as discontinued operations.

On December 31, 2001, we paid approximately $5.0 million to cede (transfer) a portion of our reinsurance loss portfolio to an unrelated third party. At that time, we also transferred the remaining underwriting, safety and claims components that had been previously retained to another unrelated third party. At March 29, 2003, we had approximately $6.6 million remaining in insurance reserves for open claims liabilities related to policies that were not ceded. We will remain obligated under these policies until all claims are closed and have retained an independent third party administrator to manage these claims. We have not retained any further insurance operations. Additional costs of $1.5 million in fiscal 2003 associated with this segment resulted from revised loss exposure estimates as additional data was received related to outstanding claims.

For all years presented, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and all related financial and nonfinancial disclosures in the notes to the consolidated financial statements in this Annual Report have been adjusted and the discontinued operations information is excluded, unless otherwise noted.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we will make adjustments as we consider appropriate under the current facts and circumstances.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we are no longer recording amortization expense related to goodwill and intangible assets with indefinite lives. Intangible assets with definite lives, including non-compete agreements and favorable lease treatments, continue to be amortized over the life of the agreement. We adopted the provisions of SFAS No. 142 on March 31, 2002. Under the transitional provisions of SFAS No. 142, goodwill was tested for impairment as of March 31, 2002. As a result of the impairment testing, a non-cash goodwill impairment charge of $35.4 million, net of provision for tax benefit of $6.2 million, was recorded in the Retail segment as a cumulative effect of a change in accounting principle.

SFAS No. 142 requires that we evaluate goodwill for impairment on an annual basis and on a more frequent basis if circumstances indicate that an impairment has occurred. As a result of our impairment analysis, in the third quarter of fiscal 2003 we recorded an impairment charge of $45.0 million (including $1.8 million in discontinued operations), prior to tax benefit of $15.7 million, in the Retail segment.

Fair value was determined based on the discounted cash flows and comparable market values of the segment. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based on recent sales data for existing operations and other factors.

During our impairment testing, we estimated that future discounted cash flows projected for individual business units were less than the carrying values related to those business units. An increase in estimated discounted cash flows of 10% would have reduced the recorded impairment charge by $15.0 million. In contrast, if the current estimate of future discounted cash flows was 10% lower, we would have recorded an additional impairment charge of $15.0 million.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal 2003.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less costs to sell. During fiscal 2003, asset impairment charges of $43.9 million (including $42.3 million in discontinued operations), prior to provision for tax benefit of $15.8 million, were recorded on assets at retail stores, office and warehouse facilities. The related assets are recorded in the Consolidated Balance Sheets as Property and equipment held for sale. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal specialists. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome. An increase in estimated appraisal values or sales prices, as applicable, of 10% would have reduced the recorded pre-tax impairment charge by $3.6 million. In contrast, if the current estimate of appraised values or sales prices was 10% lower, we would have recorded an additional pre-tax impairment charge of $3.9 million.

Exit Costs

We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 29, 2003, exit costs of $22.0 million (including $19.1 million in discontinued operations) were recorded net of $2.3 million of estimated sublease rentals.

Pension

Accounting for defined-benefit pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The most significant factor affecting our pension costs is the fair value of plan assets and the selection of key assumptions, including the discount rate, expected return on plan assets, and rate of compensation increases used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. In fiscal 2003, we reduced our discount rate to 6.75% from 7.25%. We also lowered our expected return on plan assets to 8.75% from 9.25% and our rate of compensation increase to 4.25% from 4.50%. While we believe the assumptions selected are reasonable, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense. For example, a 50 basis point change in the long-term rate of return would change our expense by approximately $250,000.

During fiscal 2003, the unfunded portion of our defined benefit plans increased to $19.0 million from $4.6 million. The increase in the unfunded balance is a result of an increase in the projected benefit obligation based on the changes to the key actuarial assumptions, lower return on assets, decreased company contributions and a higher level of benefits paid. The plan assets declined by 11.65% due to lower return, as compared to a decline of 30.95% in the composite NASDAQ Stock Market.

Liquidity and Capital Resources

Net cash provided by operating activities of continuing operations was $24.5 million in fiscal 2003, $58.1 million in fiscal 2002 and $45.9 million in fiscal 2001. The decrease in net cash provided by operating activities of continuing operations in fiscal 2003 is primarily the result of decreased earnings from continuing operations and changes in working capital related to prepaid expenses and other assets and income taxes. Net cash provided by operating activities of continuing operations increased in fiscal 2002 due to changes in working capital related to better payables management.

Net cash used in investing activities of continuing operations was $11.1 million, $14.6 million and $123.0 million for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Cash used in investing activities of continuing operations decreased in fiscal 2003 primarily due to lower capital expenditures and no acquisition activity. Cash used by investing activities of continuing operations decreased in fiscal 2002 primarily due to fiscal 2001 use of cash in the Food Town and Prevo's acquisitions and reduced capital expenditures in fiscal 2002.

Net cash used in financing activities of continuing operations was $47.5 million for fiscal 2003 due primarily to debt repayments and payment of debt issuance costs. Net cash used by financing activities of continuing operations was $21.4 million for fiscal 2002 due primarily to repayments of long-term debt, partially offset by borrowings on the revolving credit facility and other long-term borrowings. Net cash provided by financing activities of continuing operations was $49.9 million in fiscal 2001 due primarily to proceeds from long-term borrowings partially offset by debt repayments and common stock purchased.

Our principal sources of liquidity are cash generated from operations and borrowings under a $390.0 million senior secured credit facility pursuant to an Amended and Restated Credit Agreement dated July 29, 2002, consisting of (1) a revolving credit facility in the amount of $65.0 million terminating in 2005, (2) a term loan A in the amount of $100.0 million terminating in 2005, (3) an acquisition facility in the amount of $75.0 million terminating in 2006 and (4) a term loan B in the amount of $150.0 million terminating in 2007. At March 29, 2003, $192.8 million was outstanding under the credit facility. Available borrowings under the credit facility are based on stipulated levels of earnings before interest, income taxes, depreciation and amortization, as defined in the credit facility. The credit facility contains covenants that include the maintenance of certain financial ratios. Our creditors have waived compliance with certain financial covenants through September 12, 2003 as they work with us on alternatives to amend our existing credit facility. Should we not be able to obtain revised covenants in an amended credit facility we may not be able to comply with the credit facility covenants in fiscal 2004. However, management believes that it has the opportunity to amend our existing financing arrangements with our creditors and, if necessary, secure alternative sources of available financing.

Management has recently taken many actions designed to improve operating results and cash flows. In March 2003, the executive management team was strengthened with the appointment of a new President and Chief Executive Officer with over forty years of retail experience. Shortly thereafter, an Executive Vice President with extensive retail and wholesale expertise was hired to lead the Merchandising and Marketing function. Various initiatives involving category management and promotional programs have already been implemented under the vision of these executives and we believe have resulted in improved sales trends. Cost controls and efficiency have also been priorities of management. Late in the first quarter of fiscal 2004, we eliminated approximately 11% of our corporate staff, resulting in estimated annualized savings of approximately $8.0 million. Improved efficiencies in warehouse operations and store labor costs have also been realized in the first quarter of fiscal 2004 relative to the fourth quarter of fiscal 2003. Total outstanding borrowings were reduced

by $100.8 million during fiscal 2003. On June 9, 2003, we completed the sale of the assets of our Convenience Distribution segment. Proceeds received to date from this transaction of $39.5 million were used to further reduce outstanding borrowings and operating liabilities. Additionally, as discussed in Note 2, we are in the process of selling or closing our under-performing Food Town stores. The elimination of these operations will have a positive impact on our continuing operating cash flows. The estimated proceeds of approximately $25 to $30 million from the sales of these stores will be used to further reduce outstanding borrowings and operating liabilities. Management believes that the early results and the long-term expectations of these initiatives and sales transactions will improve ongoing operating results and cash flows.

The credit agreement which governs our senior secured credit facility does not allow us to make "restricted payments." "Restricted payments" include cash dividends, as well as redemption of shares and a variety of other types of payments as defined in the bank credit agreement. The covenants in the bank credit agreement could allow for the payment of dividends in the future. However, we intend to use any net earnings generated from our operations, to repay debt and to acquire additional retail operations. We do not anticipate paying any cash dividends for the foreseeable future, regardless of whether they are permitted by the credit agreement.

We have in the past offered non-subordinated variable rate promissory notes to the public. The notes have been issued in minimum denominations of $1,000 and may be issued by us at any time, although our credit facility restricts the total amount outstanding under the offering to approximately $15.0 million. The non-subordinated variable rate promissory notes are issued under a "shelf" registration statement filed with the Securities and Exchange Commission, effective February 26, 2001, which provides for the issuance of up to $100 million of debt securities. At March 29, 2003, approximately $8.3 million of these notes were outstanding. Effective March 31, 2003, Spartan Stores suspended the promissory note program and all notes were repaid as of that date.

Our current ratio decreased from 1.59:1.00 at March 30, 2002 to 1.39:1.00 at March 29, 2003 and working capital decreased from $115.6 million at March 30, 2002 to $88.5 million at March 29, 2003. The decrease is the result of store closings and more effective working capital management.

Our long-term debt to equity ratio at March 29, 2003 increased to 1.68:1.00 from 1.28:1.00 at March 30, 2002. The increase was primarily due to the asset impairment and exit costs recorded during the year partially offset by a reduction in the long-term debt balance.

Our total capital structure includes borrowings under the senior secured credit facility, non-subordinated variable rate promissory notes, various other debt instruments, leases and shareholders' equity. Management believes that cash generated from operating activities and available borrowings under the credit facility will likely be sufficient to support operations under current circumstances.

The table below presents our significant contractual obligations as of March 29, 2003:

(In thousands)

Fiscal Year	Long-Term Debt	Operating Leases	Total Contractual Obligations
2004	$ 36,594	$ 23,855	$ 60,449
2005	45,815	22,732	68,547
2006	23,616	20,631	44,247
2007	106,820	18,077	124,897
2008	4,119	15,858	19,977
Thereafter	3,447	69,524	72,971
Total	$ 220,411	$ 170,677	$ 391,088

In addition to the above amounts for operating leases are $17.6 million of obligations associated with closed facilities that have been included at their present value in other accrued expenses and other long-term liabilities in the Consolidated Balance Sheets. See Note 4 to the consolidated financial statements for additional information.

Cumulative Effect of a Change in Accounting Principle and New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires the purchase method of accounting to be applied to all business combinations after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets in a business combination. We adopted SFAS No. 141 on March 31, 2002. There was no material impact as a result of the adoption. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. As a result of adopting this statement, we recorded a cumulative effect of a change in accounting principle to recognize an impairment of goodwill in the Retail Grocery segment of $35.4 million, net of provision for tax benefit of $6.2 million.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No.145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." As a result, gains and losses from the extinguishment of debt should be reported as extraordinary items only if they meet the criteria of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains and losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations for all periods presented. We adopted the provisions of SFAS No. 145 on March 30, 2003. The adoption of this statement will impact the classification in the Statements of Operations of any costs associated with debt extinguishment occurring in the future.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan as required under EITF Issue No. 94-3. SFAS No. 146 primarily impacts the timing of the recognition of costs associated with exit or disposal activities. We adopted SFAS No. 146 for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation; however, it does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The statement also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in the summary of significant accounting policies in annual and interim financial statements. The disclosure provisions of SFAS No. 148 were adopted on March 29, 2003. As allowed by SFAS No. 148, we have not adopted the fair value method of accounting for stock options.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of goods sold. If such payment is for assets or services delivered to the vendor, the cash consideration should be characterized as revenue, or if such payment is a reimbursement of costs incurred to sell the vendor's products, the cash consideration should be characterized as a reduction of that cost. EITF Issue No. 02-16 became effective for us

on March 30, 2003. We have determined that the adoption of EITF Issue No. 02-16 will not have a material impact on our net earnings.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. FIN 45 requires the initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements are effective for interim or annual periods ending after December 15, 2002. We have complied with the disclosure provisions of FIN No. 45.

On April 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be reported on the balance sheets at fair value. If the derivative is designated as a cash-flow hedge, changes in fair value of the derivative are recorded in AOCI and recognized in the statements of operations as realized. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations. We recorded a cumulative transition adjustment loss of $1.6 million in AOCI on April 1, 2001 (net of related income tax of $0.8 million).

Forward-Looking Statements

The matters discussed in this Annual Report include "forward-looking statements" about the plans, strategies, objectives, goals or expectations of Spartan Stores. These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or its management "expects," "anticipates," "projects," "plans," "believes," "estimates," "intends" or is "optimistic" or "confident" that a particular occurrence "will," "may," "could," "should" or "will likely" result or that a particular event "will" "may," "could," "should" or "will likely" occur in the future, that the "trend" is toward a particular result or occurrence, or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies," are inherently forward-looking. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report and our other periodic reports filed with the Securities and Exchange Commission, there are many important factors that could cause actual results to differ materially. Our ability to strengthen our retail-store performance; improve sales growth; increase gross margin; reduce operating costs; sell assets classified as held for sale on favorable terms; continue to meet the terms of our debt covenants; and implement the other programs, plans, strategies, objectives, goals or expectations described in this Annual Report will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors including, among others, those discussed below.

Anticipated future sales are subject to competitive pressures from many sources. Our Retail and Grocery Distribution businesses compete with many warehouse discount stores, supermarkets, pharmacies and product manufacturers. Future sales will be dependent on the number of retail stores that we own and operate, competitive pressures in the retail industry generally and our geographic markets specifically, and our ability to implement effective new marketing and merchandising programs. Competitive pressures in these and other business segments may result in unexpected reductions in sales volumes, product prices or service fees.

Our operating and administrative expenses may be adversely affected by unexpected costs associated with, among other factors: difficulties in the operation of our current business segments; future business acquisitions; adverse effects on existing business relationships with independent retail grocery store customers; difficulties in the retention or hiring of employees; labor shortages, stoppages or disputes; business and asset divestitures;

increased transportation or fuel costs; current or future lawsuits and administrative proceedings; and losses of, or financial difficulties of, customers or suppliers. Our operating and administrative expenses could also be adversely affected by changes in our sales mix. Our ongoing cost reduction initiatives and changes in our marketing and merchandising programs may not be as successful as we anticipate. Acts of terrorism or war have in the past and may in the future result in considerable economic and political uncertainties that could have adverse effects on consumer buying behavior, fuel costs, shipping and transportation, product imports and other factors affecting our company and the grocery industry generally.

Our future interest expense and income also may differ from current expectations, depending upon, among other factors: the amount of additional borrowings; changes in our borrowing arrangements and agreements; changes in the interest rate environment; and the amount of fees received on delinquent accounts. The availability of our senior secured credit facility depends on compliance with the credit facility.

As discussed, we have recently completed sales of or contracted to sell material assets, including substantially all of the assets of L&L/Jiroch and J.F. Walker, and we are in the process of selling or closing additional Food Town stores. We believe that these sales and closings will allow us to better focus our efforts and capital on key strategic markets where we have the strongest growth and value creation opportunities. However, we cannot assure you that these transactions will be beneficial to our company. The agreements relating to many of these transactions require us to indemnify the asset buyers for breaches of our representations and warranties contained in the agreements and certain other matters.

This section is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This should not be construed as a complete list of all of the economic, competitive, governmental, technological and other factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to interest rate risk related to our outstanding debt and notes receivable from customers. The interest rate paid on a portion of our outstanding debt is vulnerable to changes in the prime rate, the federal funds rate or the Eurodollar rate. We do not use financial instruments or derivatives for trading or speculative purposes.

We manage interest rate risk on a majority of our debt through the use of interest rate swap agreements that are effective through June 30, 2003. Under the terms of the agreements, we are protected against increases in interest rates from and after the date of the agreement in the initial aggregate notional amount of $162.5 million, which amount decreases in proportion to scheduled principal payments made on term loan A and term loan B under our senior secured credit facility. The aggregate notional amount will be $123.7 million at the end of the agreements' four-year term. During fiscal 2003, the interest rate swap agreements had a weighted average pay rate of 5.60% and a weighted average receive rate of 1.78%.

The following table sets forth the maturities of our debt outstanding as of March 29, 2003:

(In thousands)

Fiscal Year	March 29, 2003
2004	$ 36,594
2005	45,815
2006	23,616
2007	106,820
2008	4,119
Thereafter	3,447
Carrying value at March 29, 2003	$ 220,411
Fair value at March 29, 2003	$ 219,120
Weighted average interest rate for fiscal 2003*	9.59%

*Including the effect of the interest rate swap agreements.

Selected Financial Data

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements for and as of each of the five fiscal years ended March 27, 1999 through March 29, 2003. Fiscal 2001 was a 53-week year. Certain reclassifications have been made to the fiscal 1999 through fiscal 2002 selected financial data to conform to the fiscal 2003 presentation. As noted elsewhere in this Annual Report, for all years presented, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and all related financial and nonfinancial disclosures in the notes to the consolidated financial statements have been adjusted and the discontinued operations information is excluded, unless otherwise noted. See Notes 3 and 5 for additional information on discontinued operations and acquisitions occurring in the periods presented below.

(In thousands, except per share data)	Year Ended				
	March 29, 2003	March 30, 2002	March 31, 2001	March 25, 2000	March 27, 1999
Statements of Operations Data:					
Net sales	$ 2,148,067	$ 2,270,019	$ 2,360,912	$ 2,238,597	$ 1,958,152
Cost of goods sold	1,774,350	1,865,334	1,980,797	1,917,851	1,760,456
Gross margin	373,717	404,685	380,115	320,746	197,696
Selling, general and administrative expenses	360,786	369,637	337,722	291,795	181,379
Provision for asset impairments and exit costs (A)	47,711	1,030	1,098	(2,914)	5,698
Operating (loss) earnings	(34,780)	34,018	41,295	31,865	10,619
Interest expense, net	17,429	16,393	17,694	14,941	3,933
Other gains, net	(135)	(1,351)	(297)	(3,315)	(20)
(Loss) earnings before income taxes, discontinued operations, extraordinary item, and cumulative effect of a change in accounting principle	(52,074)	18,976	23,898	20,239	6,706
Income taxes	(18,087)	6,222	9,177	7,548	2,468
(Loss) earnings from continuing operations	(33,987)	12,754	14,721	12,691	4,238
(Loss) earnings from discontinued operations, net of taxes (B)	(52,968)	(2,907)	8,721	4,503	11,592
Extraordinary item, net of taxes	-	-	-	-	(1,031)
Cumulative effect of a change in accounting principle, net of taxes (C)	(35,377)	-	-	-	-
Net (loss) earnings	$ (122,332)	$ 9,847	$ 23,442	$ 17,194	$ 14,799
Basic weighted average shares outstanding (D)	19,896	19,549	17,333	13,432	14,508
(Loss) earnings from continuing operations per share	$ (1.71)	$ 0.65	$ 0.85	$ 0.94	$ 0.29
Basic (loss) earnings per share	(6.15)	0.50	1.35	1.28	1.02
Cash dividends per share	-	-	0.0125	0.05	0.05
Balance Sheet Data:					
Total assets	$ 556,306	$ 760,591	$ 801,543	$ 568,555	$ 521,546
Property and equipment, net	120,072	266,423	285,988	178,591	158,348
Working capital	88,507	115,631	82,199	91,574	103,285
Long-term obligations	204,019	304,920	315,203	266,071	277,126
Shareholders' equity	109,632	231,492	218,413	126,007	121,062

(A) See Note 4 to consolidated financial statements
(B) See Note 3 to consolidated financial statements
(C) See Note 2 to consolidated financial statements
(D) See Note 13 to consolidated financial statements

Consolidated Statements of Operations

Spartan Stores, Inc. and Subsidiaries

(In thousands, except per share data)

	Year Ended		
	March 29, 2003	March 30, 2002	March 31, 2001
Net sales	$ 2,148,067	$ 2,270,019	$ 2,360,912
Cost of goods sold	1,774,350	1,865,334	1,980,797
Gross margin	373,717	404,685	380,115
Operating expenses			
Selling, general and administrative	360,786	369,637	337,722
Provision for asset impairments and exit costs	47,711	1,030	1,098
Total operating expenses	408,497	370,667	338,820
Operating (loss) earnings	(34,780)	34,018	41,295
Other income and expenses			
Interest expense	18,125	17,975	19,464
Interest income	(696)	(1,582)	(1,770)
Other gains, net	(135)	(1,351)	(297)
Total other income and expenses	17,294	15,042	17,397
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(52,074)	18,976	23,898
Income taxes	(18,087)	6,222	9,177
(Loss) earnings from continuing operations	(33,987)	12,754	14,721
(Loss) earnings from discontinued operations, net of taxes	(52,968)	(2,907)	8,721
Cumulative effect of a change in accounting principle, net of taxes	(35,377)	-	-
Net (loss) earnings	$ (122,332)	$ 9,847	$ 23,442
Basic and diluted earnings per share:			
(Loss) earnings from continuing operations	$ (1.71)	$ 0.65	$ 0.85
(Loss) earnings from discontinued operations	(2.66)	(0.15)	0.50
Cumulative effect of a change in accounting principle	(1.78)	-	-
Net (loss) earnings	$ (6.15)	$ 0.50	$ 1.35
Weighted average shares:			
Basic	19,896	19,549	17,333
Diluted	19,896	19,690	17,345

See notes to consolidated financial statements.

Consolidated Balance Sheets

Spartan Stores, Inc. and Subsidiaries

(In thousands)

Assests	March 29, 2003	March 30, 2002
Current assets		
Cash and cash equivalents	$ 23,306	$ 27,954
Marketable securities	1,705	10,370
Accounts receivable, net	70,747	84,533
Inventories	138,095	179,319
Prepaid expenses and other current assets	13,141	8,427
Refundable income taxes	9,349	-
Deferred taxes on income	4,113	692
Property and equipment held for sale	54,684	1,892
Total current assets	315,140	313,187
Other assets		
Goodwill, net	68,743	155,243
Deferred taxes on income	25,566	-
Other, net	26,785	25,738
Total other assets	121,094	180,981
Property and equipment		
Land and improvements	3,221	38,319
Buildings and improvements	125,833	208,353
Equipment	203,827	258,659
Total property and equipment	332,881	505,331
Less accumulated depreciation and amortization	212,809	238,908
Net property and equipment	120,072	266,423
Total assets	$ 556,306	$ 760,591

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	March 29, 2003	March 30, 2002
Current liabilities		
Accounts payable	$ 112,181	$ 104,378
Accrued payroll and benefits	28,533	25,957
Insurance reserves	14,783	17,263
Accrued taxes	16,735	14,323
Other accrued expenses	17,807	9,687
Current maturities of long-term debt	36,594	25,948
Total current liabilities	226,633	197,556
Deferred taxes on income	-	14,490
Other long-term liabilities	20,202	9,707
Postretirement benefits	16,022	12,133
Long-term debt	183,817	295,213
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 19,999 and 19,766 shares outstanding	116,388	115,722
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Accumulated other comprehensive loss	(2,816)	(2,622)
(Accumulated deficit) retained earnings	(3,940)	118,392
Total shareholders' equity	109,632	231,492
Total liabilities and shareholders' equity	$ 556,306	$ 760,591

Consolidated Statements of Shareholders' Equity

Spartan Stores, Inc. and Subsidiaries

(In thousands, except per share data)

		Shares Outstanding	Common Stock Amount	Class A Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total
Balance	March 26, 2000	9,919	$ -	$ 19,838	$ 14,240	$ -	$ 91,929	$ 126,007
Class A common stock transactions								
	Purchases	(1)	-	(2)	(11)	-	-	(13)
	Issuances	53	-	105	596	-	-	701
Net earnings		-	-	-	-	-	23,442	23,442
Cash dividends	$.0125 per share	-	-	-	-	-	(125)	(125)
Stock dividend	.336 per share	3,351	-	6,701	-	-	(6,701)	-
Conversion to no par common stock		-	41,467	(26,642)	(14,825)	-	-	-
Common stock transactions								
	Purchases	(330)	(2,556)	-	-	-	-	(2,556)
	Issuances	6,270	70,957	-	-	-	-	70,957
Balance	March 31, 2001	19,262	109,868	-	-	-	108,545	218,413
Comprehensive income:								
Net earnings		-	-	-	-	-	9,847	9,847
Other comprehensive loss, net of tax:								
Cumulative effect of a change in accounting for interest rate swap agreements		-	-	-	-	(1,588)	-	(1,588)
Unrealized loss on securities		-	-	-	-	(36)	-	(36)
Minimum pension liability adjustment		-	-	-	-	(137)	-	(137)
Unrealized loss on interest rate swap agreements		-	-	-	-	(861)	-	(861)
Total other comprehensive loss		-	-	-	-	(2,622)	-	(2,622)
Total comprehensive income								7,225
Common stock transactions								
	Purchases	(4)	(33)	-	-	-	-	(33)
	Issuances	508	5,887	-	-	-	-	5,887
Balance	March 30, 2002	19,766	115,722	-	-	(2,622)	118,392	231,492
Comprehensive loss:								
Net loss		-	-	-	-	-	(122,332)	(122,332)
Other comprehensive income, net of tax								
Unrealized gain on securities		-	-	-	-	157	-	157
Minimum pension liability adjustment		-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on interest rate swap agreement		-	-	-	-	2,077	-	2,077
Total other comprehensive loss		-	-	-	-	(194)	-	(194)
Total comprehensive loss		-	-	-	-	-	-	(122,526)
Common stock transactions								
	Issuances	233	666	-	-	-	-	666
Balance	March 29, 2003	19,999	$ 116,388	$ -	$ -	$ (2,816)	$ (3,940)	$ 109,632

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Spartan Stores, Inc. and Subsidiaries

(In thousands)

	Year Ended		
	March 29, 2003	March 30, 2002	March 31, 2001
Cash flows from operating activities			
Net (loss) earnings	$ (122,332)	$ 9,847	$ 23,442
Loss (earnings) from discontinued operations	52,968	2,907	(8,721)
Cumulative effect of a change in accounting principle	35,377	-	-
(Loss) earnings from continuing operations	(33,987)	12,754	14,721
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Provision for asset impairments and exit costs	47,711	1,030	1,098
Depreciation and amortization	30,262	32,682	28,624
Postretirement benefits	(987)	(976)	2,135
Deferred taxes on income	(34,130)	2,362	1,503
Other, net	543	(1,227)	(292)
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	5,660	513	12,062
Inventories	(2,838)	(1,063)	10,428
Prepaid expenses and other assets	(8,049)	258	(2,754)
Refundable income taxes	(9,349)	-	-
Accounts payable	15,607	15,306	(8,000)
Accrued payroll and benefits	3,432	(11,115)	4,194
Insurance reserves	(355)	3,403	(2,019)
Accrued taxes	6,336	139	1,202
Other accrued expenses and other liabilities	4,655	4,031	(17,051)
Net cash provided by operating activities	24,511	58,097	45,851
Cash flows from investing activities			
Purchases of property and equipment	(12,196)	(17,570)	(27,169)
Net proceeds from the sale of assets	412	4,383	332
Acquisitions, net of cash acquired	-	(2,106)	(96,694)
Other	723	710	575
Net cash used in investing activities	(11,061)	(14,583)	(122,956)
Cash flows from financing activities			
Net (payments) proceeds from revolver	(300)	13,000	-
Proceeds from long-term borrowings	-	4,017	76,570
Repayment of long-term debt	(43,401)	(37,941)	(24,645)
Debt issuance costs	(4,488)	(1,242)	-
Proceeds from sale of common stock	666	806	701
Common stock purchased	-	(33)	(2,569)
Dividends paid	-	-	(125)
Net cash (used in) provided by financing activities	(47,523)	(21,393)	49,932
Discontinued operations:			
Net cash provided by (used in) discontinued operations	29,425	(15,744)	12,328
Net (decrease) increase in cash and cash equivalents	(4,648)	6,377	(14,845)
Cash and cash equivalents at beginning of year	27,954	21,577	36,422
Cash and cash equivalents at end of year	$ 23,306	$ 27,954	$ 21,577
Supplemental Cash Flow Information:			
Cash paid for interest	$ 24,783	$ 25,558	$ 34,211
Cash paid for income taxes	$ 497	$ 196	$ 14,614

See notes to consolidated financial statements.

Note 1

Summary of Significant Accounting Polices and Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Fiscal Year

Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 29, 2003 and March 30, 2002 consisted of 52 weeks. The fiscal year ended March 31, 2001 consisted of 53 weeks.

Revenue Recognition

The Retail segment recognizes revenues from the sale of products at the point of sale. The Grocery Distribution segment recognizes revenues when products are shipped or ancillary services are provided.

Cost of Goods Sold

Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. Vendor allowances that relate to Spartan Stores' buying and merchandising activities consist primarily of promotional allowances and, to a lesser extent slotting allowances. Promotional allowances are recognized as a reduction in cost of goods sold when the related expense is incurred or the related performance is completed. Slotting allowances are recognized as a reduction in cost of goods sold when the product is first stocked, which is generally when the related expenses have been incurred. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms and conditions.

Fair Value Disclosures of Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, accounts and notes receivable, accounts and notes payable, long-term debt and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts and notes payable approximate fair value at March 29, 2003 and March 30, 2002 because of the short-term nature of these financial instruments. The fair value of marketable securities and the interest rate swap agreements are disclosed in Notes 7 and 8, respectively.

At March 29, 2003 the estimated carrying value of Spartan Stores' long-term debt (including current maturities) exceeds its fair value by approximately $1.3 million compared to $1.5 million at March 30, 2002. The estimated fair value was based on anticipated rates available to Spartan Stores for debt with similar terms and maturities. The unrealized pre-tax net loss on the interest rate swap agreements was $1.3 million at March 29, 2003 and $3.8 million at March 30, 2002.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Marketable Securities

Investments in marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses recorded as accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity.

Accounts Receivable

Accounts receivable are shown net of allowances for credit losses of $6.3 million in fiscal 2003 and $4.1 million in fiscal 2002.

Inventory Valuation

Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $53.8 million and $53.2 million higher at March 29, 2003 and March 30, 2002, respectively. During fiscal 2003, fiscal 2002 and fiscal 2001, certain inventory quantities were reduced.

These reductions resulted in liquidations of LIFO inventory carried at lower costs prevailing in prior years as compared with the costs of purchases in these years, the effect of which decreased the LIFO provision in fiscal 2003, fiscal 2002 and fiscal 2001 by $1.8 million, $2.5 million, and $1.8 million, respectively.

Long-Lived Assets Other than Goodwill

Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Property and Equipment Held for Sale

Property and equipment held for sale consists of land, buildings and equipment that Spartan Stores expects to sell within 12 months. The assets are included in the following segments:

(In thousands)

	2003	2002
Grocery Distribution	$ 914	$ -
Discontinued operations:		
Retail	39,274	-
Grocery Distribution	1,368	-
Convenience Distribution	11,612	-
Real Estate	1,516	1,892
Total	$ 54,684	$ 1,892

Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed at least annually for impairment using a discounted cash flow model. Intangible assets consist of favorable lease agreements and non-compete agreements, which are amortized on a straight-line basis over the lease terms of 3 to 20 years, or the agreement length of 3 to 15 years. Intangible assets are classified as Other assets in the Consolidated Balance Sheets.

Other Assets

Included in Other assets are intangibles, as described above, debt issuance costs and the long-term portion of prepaid customer supply agreements which are being amortized over the terms of the related agreements.

During fiscal 2002 and fiscal 2001, net gains of approximately $1.4 million and $0.2 million, respectively, were recognized from the sale of stock held in a supplier and a service provider accounted for by the cost method and are included in Other gains, net in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line and declining balance methods as follows:

Land and improvements	15 to 40 years
Buildings and improvements	3 to 40 years
Equipment	3 to 20 years

Software development costs are capitalized and amortized between 3 and 5 year periods commencing as each system is implemented.

Accounts Payable

Accounts payable include checks that have been issued and have not cleared Spartan Stores' controlled disbursement bank accounts.

Insurance Reserves

Insurance reserves include a provision for reported losses and incurred but not reported losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment. Also included are provisions for workers' compensation, health and property

insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Derivative Financial Instruments

Spartan Stores uses interest rate swap agreements that effectively convert a portion of variable rate debt to a fixed rate basis. These agreements are considered to be a hedge against changes in future cash flows. Accordingly, the interest rate swap agreements are included in Other long-term liabilities in the Consolidated Balance Sheets as of March 29, 2003 and March 30, 2002, and the related gain or loss on these contracts is deferred in shareholders' equity as a component of AOCI.

Stock-Based Compensation

Spartan Stores has a stock incentive plan, which is more fully described in Note 13. Spartan Stores accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net (loss) earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net (loss) earnings and (loss) earnings per share as if Spartan Stores had applied the fair value recognition principles of Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

(In thousands, except per share data)

	2003	2002	2001
Net (loss) earnings, as reported	$ (122,332)	$ 9,847	$ 23,442
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,297)	(898)	(256)
Pro forma net (loss) earnings	$ (123,629)	$ 8,949	$ 23,186
Basic and diluted (loss) earnings per share - as reported	$ (6.15)	$ 0.50	$ 1.35
Basic and diluted (loss) earnings per share - pro forma	$ (6.21)	$ 0.46	$ 1.34

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	39.00%	37.00%	37.00%
Risk-free interest rate	3.21-5.03%	4.38–5.14%	4.95–6.47%
Expected life of option	8 years	6 years	6 years

(Loss) earnings per share

Basic (loss) earnings per share ("EPS") excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under Spartan Stores' stock option plans and stock issued under restricted stock plans.

Weighted average shares issuable upon the exercise of stock options that were not included in the (loss) earnings per share calculations were 1,419,239 in fiscal 2003, 334,014 in fiscal 2002 and 305,728 in fiscal 2001.

Advertising Costs

Spartan Stores' gross advertising costs are expensed as incurred and included in selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising expenses were $16.3 million in fiscal 2003, $16.6 million in fiscal 2002 and $17.1 million in fiscal 2001.

Comprehensive Income

Comprehensive income (loss) is net (loss) earnings adjusted for the net gain or loss on interest rate swap agreements, including the cumulative effect of a change in accounting, unrealized gains and losses on securities and minimum pension liability, net of applicable income taxes.

(In thousands)

	Unrealized Gain (Loss) on Securities	Interest Rate Swap Liability	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balances at April 1, 2001	$ -	$ -	$ -	$ -
Cumulative effect of a change in accounting for interest rate swap agreements	-	(1,588)	-	(1,588)
Other comprehensive loss for 2002	(36)	(861)	(137)	(1,034)
Balances at March 30, 2002	(36)	(2,449)	(137)	(2,622)
Other comprehensive gain (loss) for 2003	157	2,077	(2,428)	(194)
Balances at March 29, 2003	$ 121	$ (372)	$ (2,565)	$ (2,816)

Recently Issued Accounting Standards

In April 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No.145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." As a result, gains and losses from the extinguishment of debt should be reported as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains and losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations for all periods presented. Spartan Stores adopted the provisions of SFAS No. 145 on March 30, 2003. The adoption of this statement will impact the classification on the Statement of Operations of any costs associated with debt extinguishment occurring in the future.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan as required under EITF Issue No. 94-3. SFAS No. 146 primarily impacts the timing of the recognition of costs associated with exit or disposal activities. Spartan Stores adopted SFAS No. 146 for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation; however, it does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The statement also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in the summary of significant accounting policies in annual and interim financial statements. The disclosure provisions of SFAS No. 148 were adopted on March 29, 2003. As allowed by SFAS No. 148, Spartan Stores has not adopted the fair value method of accounting for stock options.

EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of goods sold. If such payment is for assets or services delivered to the vendor, the cash consideration should be characterized as revenue, or if such payment is a reimbursement of costs incurred to sell the vendor's products, the cash consideration should be characterized as a reduction of that cost. EITF Issue No. 02-16 became effective for Spartan Stores on March 30, 2003. Spartan Stores has determined that the adoption of EITF Issue No. 02-16 will not have a material impact on its net earnings.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. FIN No. 45 requires the initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements are effective for financial statements ending after December 15, 2002. Spartan Stores has complied with the disclosure provisions of FIN No. 45.

Reclassifications

Certain reclassifications have been made to the fiscal 2002 and fiscal 2001 financial statements to conform to the fiscal 2003 presentation.

Note 2

Cumulative Effect of a Change in Accounting Principle

SFAS No. 141, "Business Combinations," requires the purchase method of accounting to be applied to all business combinations after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets in a business combination. SFAS No. 141 was adopted on March 31, 2002. There was no material impact as a result of the adoption.

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

SFAS No. 142 was adopted on March 31, 2002. In accordance with the provisions of SFAS No. 142, goodwill of approximately $30.3 million previously included in the Retail segment was assigned to the Grocery Distribution segment based upon the expected benefits to be realized by each segment. Under the transitional provisions of SFAS No. 142, goodwill was tested for impairment as of March 31, 2002. Each reporting unit was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on the discounted cash flows and comparable market values of the segment. As a result of the impairment testing, an impairment loss was recorded to reduce the carrying value of goodwill at the Retail segment by $41.6 million (prior to provision for tax benefit of $6.2 million) to its implied fair value. Impairment was due to a number of factors, including operating performance and the impact of new competition. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations.

On April 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. Spartan Stores recorded a cumulative transition adjustment loss of $1.6 million in AOCI on April 1, 2001 (net of related income tax of $0.8 million) pertaining to its interest rate swap agreements. Approximately $1.3 million is expected to be reclassified to interest expense in fiscal 2004 resulting from the amortization of the pre-tax unrealized loss on the interest rate swap agreements that is included in AOCI.

Note 3

Discontinued Operations

The following table details the results of discontinued operations reported on the Consolidated Statements of Operations by operating segment:

(In thousands)	Year Ended		
	March 29, 2003	March 30, 2002	March 31, 2001
Discontinued retail operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($30,710), ($1,912) and $2,253)	$ (56,104)	$ (3,570)	$ 3,962
Discontinued convenience distribution operations			
Earnings from discontinued operations (less applicable taxes of $896, $1,515 and $1,940)	1,923	2,554	3,403
Gain on disposal of discontinued operations (less applicable taxes of $32)	59	-	-
Earnings from discontinued convenience distribution operations	1,982	2,554	3,403
Discontinued grocery distribution operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($4,670) and $38)	(8,727)	70	-
Discontinued real estate operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($397), ($26) and $851)	(736)	(46)	1,499
Gain on disposal of discontinued operations (less applicable taxes of $6,509)	12,077	-	-
Earnings from discontinued real estate operations	11,341	(46)	1,499
Discontinued insurance operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($784), ($1,032) and $138)	(1,460)	(1,915)	256
Loss on disposal of discontinued operations (less applicable taxes of ($207))	-	-	(399)
(Loss) earnings from discontinued insurance operations	(1,460)	(1,915)	143
Total discontinued operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($35,665), ($1,417) and $5,182)	(65,104)	(2,907)	9,120
Gain (loss) on disposal of discontinued operations (less applicable taxes of $6,541, $0 and ($207))	12,136	-	(399)
Total (loss) earnings from discontinued operations	$ (52,968)	$ (2,907)	$ 8,721

Results of the discontinued operations are excluded from the accompanying notes to the consolidated financial statements for all years presented, unless otherwise noted.

Retail Operations

On March 6, 2003 Spartan Stores announced the closing of 13 of its Food Town retail stores principally located in Toledo, Ohio and outlying areas. The remaining 26 Food Town stores will be sold or closed. Furthermore, during the first three quarters of fiscal 2003, 15 retail stores were closed. As a result of these actions, the results of operations of the Food Town stores and other stores closed during fiscal 2003 have been classified as discontinued operations in the consolidated financial statements. Discontinued retail operations include asset impairments and exit costs (including goodwill impairment) of $53.5 million in fiscal 2003. In the first quarter of fiscal 2004, definitive sales agreements were entered into for 20 of the 26 remaining Food Town stores. Completion of the sales for the 20 stores is contingent upon the satisfaction of contractual requirements and conditions. Management expects that proceeds from the transactions will be approximately $25 to $30 million and will be used to reduce outstanding borrowings.

Convenience Distribution Operations

During the fourth quarter of 2003, Spartan Stores began to actively market two subsidiaries in the Convenience Distribution segment. On June 9, 2003 Spartan Stores completed the sale of substantially all the assets of L&L/Jiroch Distributing Company ("L&L/Jiroch") and J.F. Walker Company, Inc. ("J.F. Walker") to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities. The operations of these subsidiaries have been classified as discontinued operations in the consolidated financial statements.

Grocery Distribution Operations

Spartan Stores consolidated its Toledo, Ohio distribution operations into its Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the Food Town stores, the operations related to these facilities have been classified as discontinued operations in the consolidated financial statements because the operations and cash flows of these facilities have been substantially eliminated from ongoing operations. Spartan Stores will continue to distribute to its Pharm stores in Ohio from its distribution facilities in Michigan. Discontinued grocery distribution operations include asset impairments and exit costs of $9.7 million in fiscal 2003.

Real Estate Operations

In 2003, Spartan Stores completed the sale of 11 properties for net proceeds of $52.2 million in cash, and recorded pre-tax gains of $18.6 million These assets represented substantially all of the remaining assets and operations of its Real Estate segment; accordingly, Spartan Stores has reported the results of operations of the discontinued components of the Real Estate segment and the net gain on disposal as discontinued operations.

Insurance Operations

In January 2001, Spartan Stores approved a plan to discontinue the operations of its Insurance segment. Accordingly, Spartan Stores reported the results of operations of the Insurance segment and the estimated net loss on disposal as discontinued operations.

On December 31, 2001, Spartan Stores paid approximately $5.0 million to cede (transfer) a portion of its reinsurance loss portfolio to an unrelated third party. At that time, Spartan Stores also transferred the remaining underwriting, safety and claims component that had been previously retained to another unrelated third party. This transaction allowed Spartan Stores to reduce its outstanding letters of credit by $4.6 million. In fiscal 2003, Spartan Stores recorded a charge of $1.5 million for additional amounts required to be paid to the unrelated third party for claims liabilities previously ceded based upon updated actuarial studies reflecting a larger than originally anticipated obligation. At March 29, 2003, Spartan Stores had approximately $5.3 million remaining in insurance reserves for open claims liabilities related to policies that were not ceded. Spartan Stores will remain obligated under these policies until all claims are closed and has retained an independent third party administrator to manage these claims. Spartan Stores has not retained any further insurance operations. Net loss from the Insurance segment from January 2001 to March 29, 2003 totaled $2.5 million.

During the fourth quarter of fiscal 2001, Spartan Stores sold the insurance agency component of its Insurance segment and recognized an estimated loss of $0.4 million on this sale.

Sales and significant assets and liabilities of discontinued operations are included below:

(In thousands, except per share data)

	Retail	Convenience Distribution	Grocery Distribution	Real Estate	Insurance
Sales					
March 29, 2003	$ 403,452	$ 701,153	$ *	$ 3,372	$ -
March 30, 2002	501,867	724,700	*	4,567	9,186
March 31, 2001	387,756	752,316	*	4,939	13,610
(Loss) Earnings Per Share					
March 29, 2003	$ (2.82)	$ 0.10	$ (0.44)	$ 0.57	$ (0.07)
March 30, 2002	(0.18)	0.13	0.00	(0.00)	(0.10)
March 31, 2001	0.23	0.20	0.00	0.08	(0.01)

* All sales from the discontinued Grocery Distribution operations were intercompany, and therefore, eliminated in consolidation.

(In thousands)

	Retail	Convenience Distribution	Grocery Distribution	Real Estate	Insurance
March 29, 2003					
Current assets*	$ 62,108	$ 41,949	$ 1,368	$ 1,570	$ 6,921
Property, net	5,599	-	-	-	-
Other long-term assets	716	43	-	7	-
Current liabilities	11,274	11,813	-	185	11,216
Long-term liabilities	10,182	-	-	-	-
March 30, 2002					
Current assets*	$ 46,744	$ 36,069	$ 21,742	$ 2,492	$ 16,306
Property, net	86,511	13,098	9,703	26,384	-
Other long-term assets	32,319	43	-	7,200	-
Current liabilities	23,331	11,107	13,363	165	13,206
Long-term liabilities	2,101	-	-	-	-

*Includes property and equipment held for sale

Note 4

Asset Impairments and Exit Costs

Spartan Stores evaluated long-lived assets for impairment and recorded charges in fiscal 2003 of $1.5 million and in fiscal 2002 of $0.2 million in the Retail segment and charges in fiscal 2001 of $1.1 million in the Grocery Distribution segment. The charges recorded were based on estimated market values of these facilities. The actual charge to be ultimately realized may vary significantly from these estimates as final sales transactions are consummated.

The Retail segment recognized charges of $2.9 million and $0.9 million in fiscal 2003 and fiscal 2002, respectively, for all other store and office facility exit costs, which include the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease recoveries, as well as severance benefits. Also in fiscal 2003, management determined that one store that had previously been designated for closure would not be closed because market conditions in the area changed.

The following table provides the activity of exit costs for fiscal years 2003, 2002 and 2001. Exit costs recorded in the Consolidated Balance Sheets are included in Other accrued expenses in current liabilities and Other long-term liabilities based on when the costs are expected to be paid.

(In thousands)

	Lease and Ancillary Costs	Severance
Balance at March 26, 2000	$ 671	$ -
Provision for lease and related ancillary costs, net of estimated sublease recoveries	1,000(a)	-
Lease reserves at acquisition date	5,067	-
Payments, net of interest accretion	(939)	-
Balance at March 31, 2001	5,799	-
Provision for lease and related ancillary costs, net of estimated sublease recoveries	873	-
Payments, net of interest accretion	(1,666)	-
Balance at March 30, 2002	5,006	-
Provision for lease and related ancillary costs, net of estimated sublease recoveries	17,936(b)	-
Provision for severance	-	4,021(c)
Payments, net of interest accretion	(3,969)	(155)
Balance at March 29, 2003	$ 18,973	$ 3,866

(a) Charges recorded in discontinued Convenience Distribution operations.

(b) Includes $14.9 million of charges recorded in discontinued Retail operations and $0.1 million recorded in discontinued Grocery Distribution operations.

(c) Includes $3.1 million of charges recorded in discontinued Retail operations and $0.9 million recorded in discontinued Grocery Distribution operations.

Note 5

Acquisitions

On March 4, 2001, Spartan Stores consummated a merger with Prevo's Family Markets, Inc. ("Prevo's"). Prevo's was a supermarket chain located in western and northern Michigan. The total purchase price of Prevo's was $36.1 million in cash. The excess of the purchase price over the fair value of assets and liabilities recorded was $26.1 million.

On August 1, 2000, Spartan Stores consummated a merger with Seaway Food Town, Inc. ("Food Town"). Food Town was a regional supermarket chain that operated supermarkets and deep discount drugstores predominantly in northwest and central Ohio and southeast Michigan. The purchase price of Food Town was $114.3 million, including cash of $36.2 million, the exchange of stock of $70.9 million and a liability to dissenting shareholders of $7.3 million. At the date of the merger, 6.7 million shares of outstanding Food Town common stock were converted into the right to receive one share of Spartan Stores common stock and $5.00 in cash for each Food Town share. In addition, Spartan Stores received $0.5 million in cash and assumed certain liabilities of $85.7 million, which included $32.5 million of long-term debt, in conjunction with the Food Town merger. The holders of 443,300 shares of Food Town common stock provided notice of dissent from the merger. On September 17, 2001, Spartan Stores issued to the dissenting Food Town shareholders one share of Spartan Stores common stock and paid $4.75 for each share of the Food Town common stock held in aggregate by the dissenters in settlement of the dissenters' rights claims. The excess of the purchase price over the fair value of assets and liabilities recorded was $30.1 million.

The acquisitions of Food Town and Prevo's were accounted for as purchases and, accordingly, the acquired assets and assumed liabilities were included in the accompanying Consolidated Balance Sheets at fair market value.

Note 6

Goodwill and Other Intangible Assets

Spartan Stores' adoption of SFAS No. 142 eliminated the amortization of goodwill as of the beginning of fiscal 2003.

The following table adjusts net (loss) earnings and (loss) earnings per share for the adoption of SFAS No. 142:

(In thousands, except per share data)

	2003	2002	2001
Net (loss) earnings, as reported	$ (122,332)	$ 9,847	$ 23,442
Add: Goodwill amortization, net of tax	-	2,912	2,190
Adjusted net (loss) earnings	$ (122,332)	$ 12,759	$ 25,632
Reported basic and diluted(loss) earnings per share	$ (6.15)	$ 0.50	$ 1.35
Add: Goodwill amortization, net of tax	-	0.15	0.13
Adjusted basic and diluted (loss) earnings per share	$ (6.15)	$ 0.65	$ 1.48

Changes in the carrying amount of goodwill were as follows:

(In thousands)

	Retail	Grocery Distribution	Total
Balance at March 30, 2002, net of accumulated amortization	$155,243	$ -	$ 155,243
Allocation of goodwill upon adoption of SFAS No. 142	(30,300)	30,300	-
Impairment of goodwill recognized as a cumulative effect of a change in accounting principle	(41,600)	-	(41,600)
Impairment of goodwill recognized in operating loss (earnings)	(43,154)	-	(43,154)
Impairment of goodwill recognized in discontinued operations	(1,846)	-	(1,846)
Balance at March 29, 2003	$ 38,343	$ 30,300	$ 68,643

Due to operational results in Spartan Stores' Retail segment, operating results and cash flows were significantly lower than anticipated. Based on this trend, the earnings forecast was revised and a valuation of the Retail segment was conducted in the third quarter of fiscal 2003. Fair value was determined based on the discounted cash flows and comparable market values for the segment. As a result of the impairment analysis, a loss was recorded to reduce the carrying value of goodwill at the Retail segment by $45.0 million (including $1.8 million in discontinued operations), prior to provision for tax benefit of $15.7 million, to its implied fair value.

The following table reflects the components of amortized intangible assets, included in Other, net on the Consolidated Balance Sheets:

(In thousands)

	March 29, 2003		March 30, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 6,739	$ 3,401	$ 7,613	$ 4,468
Favorable leases	2,506	699	2,954	953
Total	$ 9,245	$ 4,100	$ 10,567	$ 5,421

The weighted average useful life of non-compete agreements, favorable leases, and intangible assets in total is 11.1 years, 14.7 years and 12.0 years, respectively. Amortization expense for intangible assets was $1.0 million and $1.1 million for the fiscal years 2003 and 2002, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	Amortization Expense
2004	$ 897
2005	641
2006	573
2007	481
2008	435
Total	$ 3,027

Note 7

Marketable Securities

The amortized cost and estimated fair value of marketable securities available-for-sale is shown below:

(In thousands)

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
As of March 29, 2003:				
U.S. Treasury securities and obligations of U.S. Government, corporations and agencies	$ 1,463	$ 119	$ -	$ 1,582
Debt securities issued by foreign governments, corporations and agencies	114	9	-	123
Total	$ 1,577	$ 128	$ -	$ 1,705
As of March 30, 2002:				
U.S. Treasury securities and obligations of U.S. Government, corporations and agencies	$ 4,474	$ -	$ 167	$ 4,307
Debt securities issued by foreign governments, corporations and agencies	5,951	117	5	6,063
Total	$ 10,425	$ 117	$ 172	$ 10,370

The amortized cost of marketable securities as of March 29, 2003 by contractual maturity, is shown below:

(In thousands)

Due within one year	$ -
Due after one year through five years	114
Due after five years through ten years	98
Due after ten years	1,365
	$ 1,577

Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Note 8

Notes Payable and Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 29, 2003	March 30, 2002
Senior credit facility, Term Loan A, due March 2005, quarterly principal payments of $3,591	$ 32,317	$ 60,000
Senior credit facility, Term Loan B, due March 2007, semi-annual principal payments of $180	106,468	148,500
Senior credit facility, Acquisition facility, due March 2006, quarterly principal payments of variable amounts	41,294	65,000
Senior credit facility, Revolving credit facility, due March 2005	12,700	13,000
Variable Rate Promissory Notes, unsecured, due March 31, 2003, interest payable quarterly at 1% below the prime rate	8,256	13,054
Other	19,376	21,607
	220,411	321,161
Less current portion	36,594	25,948
Total long-term debt	$ 183,817	$ 295,213

Spartan Stores has a $390.0 million senior secured credit facility pursuant to an Amended and Restated Credit Agreement dated July 29, 2002, as amended, consisting of (1) a revolving credit facility in the amount of $65.0 million terminating in 2005, (2) a term loan A in the amount of $100.0 million terminating in 2005, (3) an acquisition facility in the amount of $75.0 million terminating in 2006 and (4) a term loan B in the amount of $150.0 million terminating in 2007. The credit facility provides for the issuance of letters of credit of which $15.4 million and $13.0 million were outstanding and unused as of March 29, 2003 and March 30, 2002, respectively. Interest rates payable on amounts borrowed under the credit facility are based on the prime rate, the federal funds rate or the Eurodollar rate, plus a stipulated margin. The term loan A facility bears interest at the 90-day Eurodollar rate plus 3.50% (4.88% at March 29, 2003), the term loan B facility bears interest at the 90-day Eurodollar rate plus 4.00% (5.38% at March 29, 2003) and the Acquisition facility bears interest at the 90-day Eurodollar rate plus 3.75% (5.13% at March 29, 2003).

The credit facility contains covenants that include the maintenance of certain financial ratios, restrictions on additional indebtedness and payments of cash dividends and restricted payments. Compliance with certain financial covenants at March 29, 2003 and June 21, 2003 has been waived by Spartan Stores' creditors through September 12, 2003 as they work with Spartan Stores on alternatives to amend its existing credit facility. Should Spartan Stores not be able to obtain a revised covenants in an amended credit facility it may not be able to comply with the credit facility financial covenants in fiscal 2004. However, management believes that it has the opportunity to amend its existing financing arrangements with its creditors, and, if needed, secure alternative sources of available financing. The credit facility is secured by substantially all of Spartan Stores' and its subsidiaries assets.

Spartan Stores manages interest rate risk on a portion of its debt through the use of interest rate swap agreements that expire on June 30, 2003. Under the terms of the agreements, Spartan Stores is protected against increases in interest rates from and after the date of the agreements in the initial aggregate notional amount of $162.5 million, which decreases in proportion to scheduled principal payments made on term loan A and term loan B. The aggregate notional amount will be $123.7 million at the end of the agreements' four-year term. The interest rate swap agreements converted a portion of the credit facility from a floating rate obligation to a fixed rate obligation. As of March 29, 2003, the net unrealized loss on the $127.0 million interest rate swap agreements was $1.3 million, compared to a $3.8 million unrealized loss at March 30, 2002. The fair value of the interest rate swap agreements is the amount at which it could be settled based on estimates obtained from lending institutions.

The notional amount is used quarterly in the determination of cash settlements under the agreements. The interest rate swap agreements expose Spartan Stores to credit losses from counter-party nonperformance, although losses are

not anticipated from the agreements, which are with a major financial institution. The interest rate swap agreements are accounted for on the accrual basis. Amounts to be paid or received under the agreements are recognized as interest expense or income in the period they accrue. Spartan Stores does not hold or issue interest rate swap agreements for trading purposes.

The weighted average interest rates for fiscal 2003, fiscal 2002 and fiscal 2001 were 9.59%, 8.02% and 9.83%, respectively.

At March 29, 2003 long-term debt was due as follows:

(In thousands)

Fiscal Year	
2004	$ 36,594
2005	45,815
2006	23,616
2007	106,820
2008	4,119
Thereafter	3,447
	$ 220,411

Spartan Stores has in the past offered non-subordinated variable rate promissory notes to the public. The notes have been issued in minimum denominations of $1,000 and may be issued by Spartan Stores at any time, although Spartan Stores' senior secured credit facility restricts the total amount outstanding under the offering to approximately $15.0 million. The non-subordinated variable rate promissory notes are issued under a "shelf" registration statement filed with the Securities and Exchange Commission, effective February 26, 2001, which provides for the issuance of up to $100 million of debt securities. Effective March 31, 2003 Spartan Stores suspended the promissory note program and all notes were repaid as of that date.

Note 9

Commitments and Contingencies

Spartan Stores subleases property for eight locations to customers and receives annual rental income of $1.7 million. In the event of the customer's default, Spartan would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Notes 8 and 10.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Note 10

Leases

Rental expense under operating leases was $25.5 million, $24.8 million and $20.9 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Future minimum obligations under operating leases in effect at March 29, 2003 are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2004	$ 22,840	$ 1,015	$ 23,855
2005	21,717	1,015	22,732
2006	19,780	851	20,631
2007	17,281	796	18,077
2008	15,249	609	15,858
Thereafter	65,117	4,407	69,524
Total	$ 161,984	$ 8,693	$ 170,677

In addition to the above amounts are $17.6 million of obligations associated with closed facilities that have been included at their present value in Other accrued expenses and Other long-term liabilities in the Consolidated Balance Sheets. See Note 4 for additional information.

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. Substantially all of the leases provide for minimum and contingent rentals based upon stipulated sales volumes.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

	March 29, 2003	March 30, 2002
Land and improvements	$ 2,417	$ 2,417
Buildings	1,271	1,271
	3,688	3,688
Less accumulated depreciation	2,044	1,928
Net property	$ 1,644	$ 1,760

Future minimum rentals to be received under operating leases in effect at March 29, 2003 are as follows:

(In thousands)

Fiscal Year	Owned Property	Leased Property	Total
2004	$ 330	$ 1,075	$ 1,405
2005	330	1,075	1,405
2006	295	902	1,197
2007	260	844	1,104
2008	260	646	906
Thereafter	21	4,672	4,693
Total	$ 1,496	$ 9,214	$ 10,710

Note 11

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits, salary reduction defined contribution plans and profit-sharing plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits are also added at Spartan's discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements are met. Spartan Stores has suspended the accrual of service and transition credits to the Company Plan for fiscal 2004. The suspension of these credits will reduce cash funding of the plan by approximately $3.0 to $4.0 million in fiscal 2004. Interest credits will continue to accrue. At Spartan's discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. At March 29, 2003 and March 30, 2002, Company Plan assets included shares of Spartan Stores common stock valued at $0.4 million and $1.4 million, respectively.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits. On March 21, 2003 Spartan Stores paid $2.9 million in SERP benefits under the provisions of the plan. In fiscal 2004, $1.4 million of this distribution will be recognized as expense under "settlement accounting" requirements.

Matching contributions made by Spartan Stores to salary reduction defined contribution plans and contributions to profit sharing plans totaled $3.1 million, $3.3 million and $3.0 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $5.9 million in fiscal 2003, $6.5 million in fiscal 2002 and $6.6 million in fiscal 2001.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 of each year.

(In thousands)

	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
Change in benefit obligation						
Benefit obligation at beginning of year	$ 50,123	$ 51,785	$ 2,453	$ 2,129	$ 5,150	$ 4,854
Service cost	4,041	3,504	93	90	198	201
Interest cost	3,443	3,525	176	159	368	352
Plan amendments	-	21	-	15	-	32
Actuarial (gain) loss	2,380	(3,568)	438	182	533	77
Benefits paid	(6,432)	(5,144)	(55)	(122)	(199)	(366)
Benefit obligation at measurement date	$ 53,555	$ 50,123	$ 3,105	$ 2,453	$ 6,050	$ 5,150
Change in plan assets						
Plan assets at fair value at beginning of year	$ 47,978	$ 51,734	$ -	$ -	$ -	$ -
Actual return on plan assets	(5,591)	(2,043)	-	-	-	-
Company contributions	1,660	3,431	55	122	199	366
Benefits paid	(6,432)	(5,144)	(55)	(122)	(199)	(366)
Plan assets at fair value at measurement date	$ 37,615	$ 47,978	$ -	$ -	$ -	$ -
Funded status	$(15,940)	$ (2,145)	$ (3,105)	$ (2,453)	$ (6,050)	$ (5,150)
Unrecognized net loss	14,684	2,083	1,401	1,005	1,502	998
Unrecognized prior service cost	(4,667)	(5,029)	4	21	(1,027)	(1,091)
Unrecognized net transition obligation	15	21	-	-	-	-
Accrued benefit cost at measurement date	(5,908)	(5,070)	(1,700)	(1,427)	(5,575)	(5,243)
Contributions during fourth quarter	801	-	-	15	-	-
Benefits paid	-	-	2,889	-	-	-
(Accrued) prepaid benefit cost at end of year	$ (5,107)	$ (5,070)	$ 1,189	$ (1,412)	$ (5,575)	$ (5,243)
Amounts recognized in the Consolidated Balance Sheets consist of:						
Accrued benefit liability	$ (8,530)	$ (5,070)	$ (520)	$ (1,669)	$ (5,575)	$ (5,243)
Prepaid expense	-	-	1,189	-	-	-
Intangible asset	-	-	4	53	-	-
Accumulated other comprehensive income	3,423	-	516	204	-	-
	$ (5,107)	$ (5,070)	$ 1,189	$ (1,412)	$ (5,575)	$ (5,243)
Weighted average assumptions at measurement date						
Discount rate	6.75%	7.25%	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.75%	9.25%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.25%	4.50%	4.25%	4.50%	N/A	N/A

(In thousands)

	Pension Benefits			SERP Benefits		
	March 29, 2003	March 30, 2002	March 31, 2001	March 29, 2003	March 30, 2002	March 31, 2001
Components of net periodic benefit cost						
Service cost	$ 4,041	$ 3,504	$ 3,653	$ 93	$ 90	$ 83
Interest cost	3,443	3,525	3,626	176	159	146
Expected return on plan assets	(4,630)	(4,774)	(4,916)	-	-	-
Net amortization and deferral	(356)	(481)	(445)	59	77	78
Net periodic benefit cost	$ 2,498	$ 1,774	$ 1,918	$ 328	$ 326	$ 307

(In thousands)

	Postretirement Benefits		
	March 29, 2003	March 30, 2002	March 31, 2001
Components of net periodic benefit cost			
Service cost	$ 198	$ 201	$ 178
Interest cost	368	352	350
Net amortization and deferral	(35)	(42)	(40)
Net periodic benefit cost	$ 531	$ 511	$ 488

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5.00% for fiscal 2003, fiscal 2002 and fiscal 2001. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.98% and the periodic postretirement benefit cost by 0.70%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.90% and periodic postretirement benefit cost by 0.64%.

Note 12

Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)

	March 29, 2003	March 30, 2002	March 31, 2001
Currently payable	$ 3,421	$ 2,172	$ 7,529
Deferred	(21,508)	4,050	1,648
	$ (18,087)	$ 6,222	$ 9,177

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2003	2002	2001
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	-	0.5	1.1
Research and development credit	-	(4.9)	2.1
Other	(0.3)	2.2	0.2
Effective income tax rate	34.7%	32.8%	38.4%

Deferred tax assets and liabilities resulting from temporary differences as of March 29, 2003 and March 30, 2002 are as follows:

(In thousands)

	2003	2002
Deferred tax assets:		
Employee benefits	$ 10,721	$ 11,188
Accounts receivable	1,263	1,221
Other comprehensive loss	1,516	1,402
Asset impairment and closed store reserves	25,006	2,161
All other	1,399	1,522
Total deferred tax assets	39,905	17,494
Deferred tax liabilities:		
Depreciation	2,548	20,243
Inventory	4,948	8,606
All other	2,730	2,443
Total deferred tax liabilities	10,226	31,292
Net deferred tax asset (liability)	$ 29,679	$ (13,798)

Spartan Stores has a net operating loss carryforward of $1.4 million, which expires in fiscal year 2023.

Note 13

Shareholders' Equity

On July 18, 2000, the shareholders approved a proposal to amend Spartan Stores' articles of incorporation and bylaws in connection with the merger with Food Town. As a result, each outstanding share of Spartan Stores Class A common stock, $2.00 par value, was converted into one share of Spartan Stores common stock, no par value.

On August 1, 2000, approximately 6.7 million shares of outstanding Food Town common stock were converted into the right to receive one share of Spartan Stores common stock and $5.00 in cash for each Food Town share. The holders of 443,300 shares of Food Town common stock provided notice of dissent from the merger. (In September 2001, the dissenters' rights claims were settled and the remaining shares of Food Town stock were converted into Spartan Stores common stock.) In addition, Spartan Stores declared a stock split pursuant to a stock dividend of 0.336 shares of Spartan Stores' common stock for each share outstanding immediately prior to the merger. Accordingly, per share amounts have been restated throughout the consolidated financial statements.

Spartan Stores has a shareholder-approved stock incentive plan covering 2,000,000 shares of Spartan Stores common stock. The plan provides for the granting of incentive stock options as well as non-qualified stock options, restricted stock and stock awards to directors, officers and other key associates. Spartan Stores accounts for stock option grants in accordance with SFAS No. 123, and as allowed by this statement recognizes expense using the intrinsic value method prescribed by APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the fair market value at the date of grant. Options must be exercised within ten years of the date of grant. The authorization to grant options under the plan terminates on May 8, 2011. The following table also includes outstanding options granted under the 1991 Stock Option Plan. As of March 29, 2003, 960,471 shares remained unissued under the plan.

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Options outstanding at March 26, 2000	52,104	$ 8.31	
Granted	339,696	7.56	$ 3.07
Cancelled	(22,712)	9.02	
Options outstanding at March 31, 2001	369,088	$ 7.58	
Granted	628,500	13.73	$ 6.29
Cancelled	(97,834)	11.34	
Options outstanding at March 30, 2002	899,754	$ 11.47	
Granted	753,784	6.60	$ 3.50
Exercised	(16,666)	7.44	
Cancelled	(217,633)	10.52	
Options outstanding at March 29, 2003	1,419,239	$ 9.08	
Options exercisable at March 29, 2003	327,931	$ 9.89	

The following table sets forth options outstanding at March 29, 2003 by exercise price and remaining contractual life.

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years
$ 6.59 – 9.21	24,048	0.1 – 5.1
5.84 – 16.57	742,407	6.1 – 8.5
1.75 – 8.07	652,784	9.0 – 10.0
$ 1.75 – 16.57	1,419,239	8.51

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, officers and certain key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Stock issued under the stock bonus plan is accounted for in accordance with APB Opinion No. 25. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 29, 2003, 300,000 shares remained unissued under the plan.

Spartan Stores has an associate stock purchase plan covering 200,000 shares of Spartan Stores common stock. The plan provides that associates of Spartan Stores and its subsidiaries may purchase shares at 85% of the fair market value. At March 29, 2003, 199,823 shares had been issued under the plan. In August 2003, shareholders will vote on a proposal to increase the authorized shares for the associate stock purchase plan to 700,000 shares.

Spartan Stores has a directors' stock purchase plan covering 25,000 shares of Spartan Stores common stock. The plan provides that directors of Spartan Stores may elect to receive at least 25% and up to 100% of their director's fees in the form of Spartan Stores common stock. At March 29, 2003, no shares remain available for issuance under this plan.

Spartan Stores had a long-term incentive plan covering 668,000 shares of Spartan Stores common stock. Under the provisions of this plan, stock was to be awarded to officers and certain key associates based on the achievement of board-established performance levels during rolling three-year performance periods. Spartan Stores terminated the long-term incentive plan with respect to the performance period beginning with fiscal 2002 and ending with fiscal 2004, as well as all subsequent performance periods. No amounts have been accrued and no shares have been or will be issued under this plan.

Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 29, 2003, there were no shares of preferred stock outstanding.

Note 14

Operating Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," Spartan Stores' operating segments are identified by products sold and customer profile and include Retail and Grocery Distribution.

The operations of the Insurance, Real Estate and Convenience Distribution segments and a portion of the Retail segment have been classified as discontinued operations. Residual business operations in the Real Estate and Convenience Distribution segments are considered to be immaterial under the criteria in SFAS No. 131 and have not been separately classified. Those operations have been recorded in the Grocery Distribution segment. See Note 3 for further discussion. Segment information for earlier periods has been restated to reflect changes in the composition of the reportable segments.

The Retail segment operates supermarkets and drug stores in Michigan and Ohio that typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods. Larger retail stores also typically offer pharmacy services.

Spartan Stores' Grocery Distribution segment supplies Spartan Stores' retail stores, independent retail and convenience store customers with dry grocery, produce, dairy products, meat, beverages, frozen food, seafood, floral, general merchandise, tobacco, pharmacy and health and beauty care items. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information about the Company by operating segment:

(In thousands)

	Retail	Grocery Distribution	Total
Year Ended March 29, 2003			
Net sales	$ 880,494	$ 1,267,573	$ 2,148,067
Provision for asset impairments and exit costs	47,711	-	47,711
Depreciation and amortization	16,172	11,125	27,297
Operating (loss) earnings	(51,745)	16,965	(34,780)
Capital expenditures	8,341	3,855	12,196
Year Ended March 30, 2002			
Net sales	931,973	1,338,046	2,270,019
Provision for asset impairments and exit costs	1,030	-	1,030
Depreciation and amortization	18,066	12,796	30,862
Operating earnings	17,604	16,414	34,018
Capital expenditures	9,815	7,755	17,570
Year Ended March 31, 2001			
Net sales	772,840	1,588,072	2,360,912
Provision for asset impairments and exit costs	-	1,098	1,098
Depreciation and amortization	13,591	13,676	27,267
Operating earnings	20,121	21,174	41,295
Capital expenditures	13,944	13,225	27,169

(In thousands)

	2003	2002
Total assets		
Retail	$ 313,774	$ 333,209
Grocery Distribution	883,553	915,203
Discontinued operations:		
Retail	68,423	165,574
Convenience Distribution	41,992	49,210
Grocery Distribution	1,368	31,445
Real Estate	1,577	36,076
Insurance	6,921	16,306
Eliminations	(761,302)	(786,432)
Total	$ 556,306	$ 760,591

Note 15

Quarterly Financial Information (unaudited)

Earnings (loss) per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Stock sales prices are based on transactions reported on The NASDAQ Stock Market. The following financial information has been restated to exclude discontinued operations information.

(In thousands, except per share data)

Fiscal 2003	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,148,067	$ 475,602	$ 665,244	$ 516,386	$ 490,835
Gross margin	373,717	81,671	111,315	92,553	88,178
Provision for asset impairments and exit costs	47,711	310	47,401	-	-
(Loss) earnings from continuing operations before income taxes	(52,074)	(10,398)	(53,079)	6,910	4,493
(Loss) earnings from continuing operations	(33,987)	(6,537)	(34,736)	4,391	2,895
Discontinued operations, net of taxes	(52,968)	(14,380)	(22,339)	(4,978)	(11,271)
Cumulative effect of a change in accounting principle	(35,377)	-	-	-	(35,377)
Net loss	(122,332)	(20,917)	(57,075)	(587)	(43,753)
(Loss) earnings from continuing operations per share – Basic and Diluted	(1.71)	(0.33)	(1.74)	0.22	0.15
Net loss per share – Basic and Diluted	(6.15)	(1.05)	(2.87)	(0.03)	(2.21)
Common stock price – High	8.51	3.89	3.25	4.80	8.51
Common stock price – Low	1.21	1.52	1.21	2.80	3.74

(In thousands, except per share data)

Fiscal 2002	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,270,019	$ 497,638	$ 688,239	$ 546,291	$ 537,851
Gross margin	404,685	86,094	120,795	102,899	94,897
Provision for asset impairments and exit costs	1,030	1,030	-	-	-
Earnings (loss) before income taxes and discontinued operations	18,976	(2,537)	4,112	10,603	6,798
(Loss) earnings from continuing operations	12,754	(1,642)	2,582	7,402	4,412
Discontinued operations, net of taxes	(2,907)	(3,383)	(2,528)	1,813	1,191
Net earnings (loss)	9,847	(5,025)	54	9,215	5,603
Earnings (loss) from continuing operations per share – Basic	0.65	(0.08)	0.13	0.38	0.23
Earnings (loss) from continuing operations per share – Diluted	0.65	(0.08)	0.13	0.38	0.23
Net earnings (loss) per share – Basic	0.50	(0.25)	0.00	0.48	0.29
Net earnings (loss) per share – Diluted	0.50	(0.25)	0.00	0.47	0.29
Common stock price – High	16.95	12.14	13.66	16.95	14.74
Common stock price – Low	5.90	5.90	10.79	11.38	9.19

Independent Auditor's Report

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries as of March 29, 2003 and March 30, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 29, 2003. These financial statements are the responsibility of Spartan Stores, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 29, 2003 and March 30, 2002 and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, during the year ended March 29, 2003 Spartan Stores, Inc. changed its method of accounting for goodwill (Notes 2 and 6) and for discontinued operations (Note 3) to conform to Statement of Financial Accounting Standards Nos. 142 and 144.

Deloitte & Touche LLP

Grand Rapids, Michigan
May 6, 2003 (June 20, 2003 as to Notes 3 and 8)

Corporate Information

Transfer and Exchange Agent

LaSalle Bank N.A. Trust and
Asset Management
135 South LaSalle Street
Chicago, Illinois 60603
312-904-2000

Independent Public Accountants

Deloitte & Touche LLP
333 Bridge Street NW, Suite 700
Grand Rapids, Michigan 49504
616-336-7900

Legal Counsel

Warner Norcross & Judd LLP
111 Lyon NW, Suite 900
Grand Rapids, Michigan 49503
616-752-2000



Board of Directors

Pictured from left to right:

James B. Meyer
Chairman
Retired President and Chief Executive Officer
Spartan Stores, Inc.

Craig C. Sturken
President and Chief Executive Officer
Spartan Stores, Inc.

Alex J. DeYonker
Partner
Warner Norcross & Judd LLP

Dr. Elson S. Floyd
President
University of Missouri

Richard B. Iott
Retired President and Chief Executive Officer
Seaway Food Town, Inc.

Gregory P. Josefowicz
President and Chief Executive Officer
Borders Group, Inc.

Elizabeth A. Nickels
Executive Vice President
and Chief Financial Officer
Herman Miller, Inc.

Kenneth T. Stevens
Chief Operating Officer
Bath & Body Works

James F. Wright
President and Chief Operating Officer
Tractor Supply Company

Spartan Stores, Inc. Corporate Officers

Craig C. Sturken
President and Chief Executive Officer

Dennis Eidson
Executive Vice President Marketing and Merchandising

John M. Sommavilla
Executive Vice President Supply Chain

David M. Staples
Executive Vice President and Chief Financial Officer

David deS. Couch
Vice President Information Technology

Alex J. DeYonker
General Counsel, Secretary and Resident Agent

Mark C. Eriks
Vice President Human Resources

Sally J. Lake
Vice President Wholesale Merchandising

Thomas A. VanHall
Vice President Finance



Investor Information

On June 20, 2003 there were approximately 870 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of The NASDAQ Stock Market under the trading symbol "SPTN."

A copy of Spartan Stores' Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 29, 2003, including the financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Grand Rapids, Michigan 49518-8700
616-878-8319
www.spartanstores.com



Spartan Stores, Inc.

THE FOOD PEOPLE

850 76th Street SW

PO Box 8700

Grand Rapids, Michigan 49518-8700

www.spartanstores.com